Hopewell Highway Infrastructure Limited



Stock Code: 737



2009-2010 Annual Report

Strategic Expressway Network Facilitates Regional Integration







Our strategically located expressways have been serving as the major artery in the Pearl River Delta ("PRD") highway network over the years. Looking ahead, the Western Delta Route will become the only expressway linking up Guangzhou, Foshan, Zhongshan and Zhuhai as well as the most direct expressway leading to Macau upon the completion of Phase III West. Its full operation will therefore not only expand our toll expressways to around 220 km, but also significantly strengthen the competitive position of our expressway network.

With our strong financial position, we will continue to seek investment opportunities in the PRD and beyond to deliver steady and attractive returns to our shareholders while offering quality services to road users.

HHI Projects

1 Guangzhou-Shenzhen Superhighway

A 122.8 km closed system asphalt-paved expressway with a total of six lanes in dual directions running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the Guangzhou Ring Road.



2 Phase I of the Western Delta Route

A 14.7 km closed system asphalt-paved expressway with a total of six lanes in dual directions linking Guangzhou to Shunde. It connects with Guangzhou East-South-West Ring Road to the north, and National Highway 105 and Bigui Road in Shunde to the south.



3 Phase II of the Western Delta Route

A 45.5 km closed system asphalt-paved expressway with a total of six lanes in dual directions linking Shunde to Zhongshan. It connects with Phase I West to the north, and National Highway 105 and Xiaolan Highway (currently under construction) in Zhongshan to the south.



4 Phase III of the Western Delta Route
(Under construction)

An approximately 38 km closed system asphalt-paved expressway with a total of six lanes in dual directions, which connects with Phase II West to the north and the highway network in Zhuhai to the south.




Guangzhou
Foshan
2
Phase I West
Dongguan
Phase II West
1
Shunde
GS Superhighway
3
Shenzhen
Zhongshan
Phase III West
4
Hong Kong
Zhuhai
HK-Zhuhai-Macau Bridge
(under construction)
Macau
Transportation Infrastructure:
1 Guangzhou-Shenzhen Superhighway
2 Phase I of the Western Delta Route
3 Phase II of the Western Delta Route
4 Phase III of the Western Delta Route (under construction)

Contents

▶ **Hopewell Highway Infrastructure Limited ("HHI") (stock code: 737)**, listed on the Stock Exchange of Hong Kong since August 2003, builds and operates strategic expressway infrastructure in Guangdong Province. With the strong support and well-established experience of its listed parent, Hopewell Holdings Limited (stock code: 54), HHI focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges, particularly in the thriving Pearl River Delta region.

Financial Highlights


Annual Toll Revenue by Expressway
4.3%
0.1%
95.6%
GS Superhighway
Phase I West
Phase II West


Total Traffic by Expressway
8.2%
0.1%
91.7%
GS Superhighway
Phase I West
Phase II West


Net Toll Revenue
(HK$ million)
2,400
2,000
1,600
1,200
800
400
0
1,717
1,809
1,940
2008
2009
2010


Earnings before Interest and Tax
(HK$ million)
3,000
2,500
2,000
1,500
1,000
500
0
2,737(1)
1,426
1,337
2008
2009
2010


Profit Attributable to
Owners of the Company
(HK$ million)
2,500
2,000
1,500
1,000
500
0
2,014
1,059
956
2008
2009
2010


Interest Coverage
(EBITDA/Interest)
25
20
15
10
5
0
12.1x
10.7x
23.2x
2008
2009
2010


Total Debt to Total Assets
45
40
35
30
25
20
15
10
5
0
29%
37%
40%
2008
2009
2010


Gearing Ratio
(Net Debt(2) to Equity Attributable to the Owners of the Company)
50
40
30
20
10
0
0%
30%
43%
2008
2009
2010

Notes: (1) *Including pre-tax disposal gain of ESW Ring Road HK$974 million.*

(2) *Total debt less bank balances and cash, pledged bank balances and deposits. A zero balance of net debt represented that the bank balance and cash together with pledged bank balances and deposits exceeded total debt as at the reporting date.*

5-Year Financial Summary

Consolidated Results

(in HK$ million)	Year ended 30 June 2006	2007	2008	2009	**2010**
Net toll revenue	1,735	2,026	1,717	1,809	**1,940**
Profit before tax	1,281	1,552	2,485	1,264	**1,264**
Income tax expenses	(117)	(162)	(452)	(187)	**(291)**
Profit for the year	1,164	1,390	2,033	1,077	**973**
Profit for the year attributable to:					
Owners of the Company	**1,143**	**1,365**	**2,014**	**1,059**	956
Non-controlling interests	21	25	19	18	**17**
Profit for the year	**1,164**	**1,390**	**2,033**	**1,077**	973

Consolidated Statement of Financial Position

(in HK$ million)	As at 30 June 2006	2007	2008	2009	**2010**
Property and equipment	98	157	184	189	**307**
Concession intangible assets	11,053	11,767	10,362	11,280	**12,574**
Balances with jointly controlled entities	1,167	806	530	141	**177**
Current assets	3,589	4,550	6,347	2,978	**3,035**
Total assets	**15,907**	**17,280**	**17,423**	**14,588**	16,093
Current liabilities	(529)	(632)	(686)	(796)	**(1,945)**
Non-current liabilities	(5,189)	(5,848)	(5,137)	(5,403)	**(5,796)**
Total liabilities	**(5,718)**	**(6,480)**	**(5,823)**	**(6,199)**	(7,741)
Non-controlling interests	(36)	(44)	(50)	(48)	**(52)**
Equity attributable to owners of the Company	**10,153**	**10,756**	**11,550**	**8,341**	8,300

Per Share Basis

	2006	2007	2008	2009	**2010**
Basic earnings per share (HK cents)	39.34	45.98	67.81	35.72	**32.28**
Dividend per share (HK cents)					
— Interim	11.5	15.0	17.0	17.0	**17.0**
— Final	17.0	20.0	13.0	18.0	**15.0**
— Special	—	—	35.0	84.0	**-**
Net asset value per share (HK$)	3.5	3.6	3.9	2.8	**2.8**

Financial Ratios

	2006	2007	2008	2009	**2010**
Gearing ratio (Net debt[1] to equity attributable to owners of the Company)	18%	14%	0%	30%	**43%**
Return on equity attributable to owners of the Company	11%	13%	17%	13%	**12%**
Dividend payout ratio	75%	77%	97%	98%[2]	**99%**

Notes: (1) *Net debt is defined as total debt (including bank and other loans of jointly controlled entities and balances with joint venture partners) less bank balances and cash, and pledged bank balances and deposits of jointly controlled entities. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the reporting date.*

(2) *Excluding extraordinary special dividend of HK84 cents per share.*

Chairman's Statement



"In view of the rapid urbanization, fast growing economic and transportation of the western bank of the PRD, the Group believes that the Western Delta Route will serve as a platform for the long-term growth of its toll road business."

I am pleased to report the results of Hopewell Highway Infrastructure Limited and its subsidiaries (the "Group") for the year ended 30 June 2010. The Group's net toll revenue increased by 7% to HK$1,940 million as compared to last year. Profit attributable to owners of the Company decreased by 10% from HK$1,059 million of last year to HK$956 million. This slip in profit was mainly attributable to the drop in interest income from bank deposits coupled with the significant step-up of the applicable PRC Enterprise Income Tax rate from year 2010 onwards. The basic earnings per share for the year decreased by 10% from last year's HK35.72 cents per share to HK32.28 cents.

During the year under review, the strong growth in private car ownership resulted from the increasing purchasing power in Guangdong led to a strong traffic and toll revenue growth of Class 1 small cars on GS Superhighway and Phase I West. In respect of GS Superhighway, both traffic and toll revenue from Class 1 small cars reached a record high level, while that from Classes 4 and 5 commercial vehicles (mainly trucks) strongly rebounded from the trough in early 2009. GS Superhighway and Phase I West continued to provide stable recurring profit and cash inflow to the Group.

Phase II West opened on 25 June 2010 as scheduled, creating synergy with Phase I West and increasing the Group's total length of operating toll expressways to around 180 km. Phase I West and Phase II West, with a combined length of about 61 km, altogether form a major expressway linking Guangzhou with downtown Zhongshan. The travelling time between Guangzhou and Zhongshan has been greatly shortened from over an hour to approximately 30 minutes. The construction of Phase III West commenced in December 2009. It is planned to be completed and operational by the end of 2013.

In April 2010, the West Route JV signed a RMB3,930 million 18-year syndicated project loan for Phase III West with a group of seven banks of the PRC. Further, the Company took the honour as the first non-financial institution to issue RMB corporate bonds in Hong Kong in July 2010. The bond offering was well received by the market with 13 applications from institutional investors and a total subscription of RMB2.19 billion, achieving 2.19 times of the RMB1 billion target issue size. In response to the overwhelming market demand, the Company decided to increase the issue size to RMB1.38 billion. Some of the funds so raised will be used as capital injection in Phase III West, for which approval has been obtained from the relevant PRC authorities. It is currently planned that further capital injection in RMB for Phase III West will take place in the fourth quarter of 2010, following the first capital injection in RMB for this project which was made in June 2010. Such bond issue marked a milestone for the internationalization of RMB. The Group, with diversified financing sources and solid recurring income base, will continue to seek investment opportunities in the PRD and beyond to deliver steady and attractive returns to shareholders.

Final Dividend

In view of the strong financial position of the Group, the Board has recommended a final dividend of HK15 cents per share. Together with the interim dividend of HK17 cents per share already paid, total dividend for the full year will be HK32 cents per share, a 9% decrease as compared to HK35 cents (not including the extraordinary special dividend of HK84 cents) for the last financial year. These represent a payout ratio of 99% on profit attributable to owners of the Company. Subject to the approval of the shareholders at the forthcoming annual general meeting to be held on 20 October 2010, the proposed final dividend will be paid on 21 October 2010 to shareholders as registered at the close of business on 20 October 2010. The Group will adhere to a 100% dividend payout policy, taking into account the steady earnings and cash flow as well as the healthy balance sheet and cash surplus on hand.

Closure of Register

The Register of Members of the Company will be closed from Wednesday, 13 October 2010 to Wednesday, 20 October 2010, both days inclusive, during that period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 12 October 2010.

Financial Status

The Group maintained a strong financial position throughout the year. The Group's proportionately shared net toll revenue for the year ended 30 June 2010 increased by 7% from HK$1,809 million to HK$1,940 million.

Financial Year	2009	**2010**	% Change
GS Superhighway (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	314	**352**	12%
Average Daily Toll Revenue (RMB '000)	8,949	**9,576**	7%
Phase I West (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	28	**31**	10%
Average Daily Toll Revenue (RMB '000)	409	**436**	7%
Phase II West (at joint venture company level) [Note]			
Average Daily Traffic (No. of vehicles '000)	–	**20**	N/A
Average Daily Toll Revenue (RMB '000)	–	**333**	N/A

Note: Covering the 6-day period from 25 June 2010 (date of commencement of operation) to 30 June 2010 only.

Save for borrowings of the PRC joint venture companies, the Group has no outstanding corporate debt throughout the financial year. As at 30 June 2010, the Group's Hong Kong headquarters (not including the PRC joint venture companies) had net cash on hand of HK$2,475 million, which would be more than sufficient for the equity injections required for Phase II West and Phase III West. Allowing for the equities required for Phase II West and Phase III West, the Company would still have a surplus cash of HK$1,114 million. Interest income for the year dropped owing to the low bank deposits interest rates and the decrease in cash balance.

On project level, the Group's project debts are well covered by the project cash flow. When expressed in terms of project interest coverage, being defined as the ratio of the Group's proportionately shared project EBITDA for the year ended 30 June 2010 to the corresponding project interest expenses, it would be about 23 times. In addition, the Group's syndicated bank loan facility of HK$3.6 billion remains undrawn. Net current assets as at 30 June 2010 amounted to HK$1,089 million, representing a 50% decrease against the HK$2,182 million as at the last financial year end mainly due to the increase in accruals for the construction cost of Phase II West and short-term bridging borrowings for the construction payments of Phase III West during the year.

The cash inflow of the Group is mainly derived from the dividends distributed by GS Superhighway JV and West Route JV in respect of Phase I West. The Group's regular dividend payout has been sufficiently covered by such cash inflow. Since April 2010, the Group has been able to remit its dividends from GS Superhighway JV and West Route JV to Hong Kong directly in RMB, without having them firstly converted into HK or US Dollars. The Group was also approved by the relevant authorities in the PRC to inject its equity to Phase III West in RMB in June 2010. As of 30 June 2010, about 12% of the Group's total cash balance was denominated in RMB amounting to RMB258 million. The Group plans to keep most of its cash balance in RMB in the future, which is in line with its policy to adopt RMB as its functional currency. Moreover, the Group will continue to reinforce its treasury management and evaluate available options with a view to improving the yields of its ample cash deposits portfolio.

Business Review and Outlook

The world economic environment remained quite volatile during the year under review. While the impact of the global financial tsunami gradually subsided in the second half of 2009, the downgrading of the sovereign debts of certain European Union member states in the first half of 2010 created uncertainties in the world's financial markets and threatened to jeopardise the global economy recovery.

Despite the global economic uncertainties, the PRC government's stimulus measures caused the country's GDP growth rate above 10% during the first and second quarters of 2010. Both imports and exports continued to rebound, and the car manufacturing and sales sectors benefited from the stimulus policies. The number of car owners in the PRC has risen rapidly, and their greater geographical mobility has led to a resurgence of the transportation industry in the PRD. The volume of road users, especially private car, has likewise grown sharply. While there are measures, implicit or explicit, to cool down the property market in the PRC, the domestic consumption market is resilient. Generally speaking, the Group's expressways benefitted from the fast-paced economic recovery and development in the PRD in the past year.

During the year, robust traffic growth in Class 1 small cars was recorded on our expressway projects. The average daily toll revenue of GS Superhighway was close to its historical high in 2007. In order to relieve traffic pressure and sustain smooth traffic for certain busy road sections of GS Superhighway, the GS Superhighway JV plans to commence widening works on these sections prior to the completion of the feasibility study on widening the entire GS Superhighway to ten lanes in dual directions. The busier 3.5 km road section between Wudianmei and Taiping interchange is being widened to a section with a total of ten lanes in dual directions. The widening works are planned to be completed in the third quarter of 2011. This will relieve the traffic pressure and congestion collectively built up by Hugang Expressway, Humen Bridge and GS Superhighway during certain periods of the day and help maintain a smooth flow of traffic all along GS Superhighway. With its strategic location and connection with the highway network well established over the past decade, GS Superhighway will continue to be the main artery within the region.

The strong economic growth of Foshan city, partly attributed to the urban economic integration and cooperation with Guangzhou, fosters the traffic growth of Phase I West and Phase II West. Both the average daily traffic and revenue of Phase I West achieved historical high levels during the financial year. The Group believes that the opening of Phase II West in June 2010 will create synergy and support further growth in traffic and revenue of Phase I West. After Phase II West opened, the average daily traffic volume and toll revenue of Phase I West in July 2010 rose 21% and 17% respectively compared to June 2010. Moreover, the average daily toll revenue of Phase II West has already exceeded RMB600,000 towards the end of August 2010, getting closer to the Group's target for cash flow breakeven of RMB800,000.

The construction of Phase III West has commenced in December 2009 with currently planned completion by the end of 2013. Upon completion of Phase III West, the total length of toll expressways invested by the Group will be further expanded by about 20% to around 220 km. In view of the rapid urbanization, fast growing economic and transportation of the western bank of the PRD, the Group believes that the Western Delta Route will serve as a platform for the long-term growth of its toll road business.

The PRD Reform and Development Plan (2008-2020) promulgated by the National Development and Reform Commission in December 2008 pledges to enhance the integration, optimisation and acceleration of economic development on the western bank of the PRD, and the State Council also approved the overall development plan for Hengqin on 14 August 2009. Hengqin, which is adjacent to Macau, has been designated as a State-level Strategic New Zone, and a central financial and business district will be built there to accelerate its development. Furthermore, construction of the HZM Bridge started on 15 December 2009, and it is expected to be completed and operational in 2015. Vehicles will then be able to travel to and from cities on the western bank of the PRD along the Western Delta Route and via the HZM Bridge to Hong Kong. Apart from the advantages created by the expansion and completion of the regional expressway network, HZM Bridge will create synergy with the Western Delta Route, thereby benefiting the Group's projects. The Group believes that the Western Delta Route will also benefit from the integration of the economies and transportation networks of Guangdong, Hong Kong and Macau in the future.

Appreciation

I would like to take this opportunity to thank my fellow directors, management team, and all staff for their hard work, dedication and commitment in the past year. I would also like to thank all our shareholders, financiers and business partners for their continuous support and confidence in the Group which have contributed towards the Group's success last year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 31 August 2010

Profile of Directors


Sir Gordon Ying Sheung WU
GBS, KCMG, FICE, Chairman


Mr. Eddie Ping Chang HO
Vice Chairman


Mr. Thomas Jefferson WU
Managing Director

Executive Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 74, he has been the Chairman of the Board of the Company since July 2003 and is a director of various subsidiaries of the Company. He is also a director of Anber Investments Limited, Delta Roads Limited, Dover Hills Investments Limited and Supreme Choice Investments Limited and the Chairman of HHL, all of them are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Company's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of HHL and its subsidiaries in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is the father of Mr. Thomas Jefferson WU, Managing Director of the Company.

Sir Gordon WU is very active in civic activities and community service, his civic and community duties include:

In the PRC	
Member	National Committee of the Chinese People's Political Consultative Conference ("CPPCC")
Vice Chairman	Committee for Liaison with Hong Kong, Macao, Taiwan and Overseas Chinese (Special committee of CPPCC)
Council Member	United Nations Association of China
Advisor	China Development Bank



Mr. Alan Chi Hung CHAN
Deputy Managing Director



Mr. Cheng Hui JIA
Executive Director



Mr. Alan Ming Fai TAM
Executive Director

In Hong Kong	
Vice President	The Real Estate Developers Association of Hong Kong
Patron	Hong Kong Logistics Association
Honorary Vice President	Hong Kong Football Association Limited

Sir Gordon WU received Honorary Doctorate Degrees from The Hong Kong Polytechnic University, University of Strathclyde, UK, University of Edinburgh, UK, Lingnan University, Hong Kong and City University of Hong Kong. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also an Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen
• The City of New Orleans, USA
• The City of Guangzhou, PRC
• The City of Foshan, PRC
• The City of Shenzhen, PRC
• The District of Shunde, PRC
• The District of Nanhai, PRC
• The District of Huadu, PRC
• The Province of Quezon, the Philippines

Profile of Directors

Awards and Honours	Year of Award
Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
Industry All-Star by Independent Energy, USA	1996
International CEO of the Year by George Washington University, USA	1996
Among "the Best Entrepreneurs" by Business Week	1994
Man of the Year by the International Road Federation, USA	1994
Business Man of the Year by the South China Morning Post and DHL	1991
Asia Corporate Leader by Asia Finance Magazine, HK	1991
Chevalier de L'Ordre de la Couronne by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 77, he has been the Vice Chairman of the Company since July 2003 and is a director of various subsidiaries of the Company. He is also a director of Anber Investments Limited, Delta Roads Limited, Dover Hills Investments Limited and Supreme Choice Investments Limited, the Vice Chairman of HHL and the Chairman of its Remuneration Committee, all of them are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all the projects of HHL and the Company in the PRC, including highway, hotel and power station projects. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC.

Mr. Thomas Jefferson WU

Aged 37, an Executive Director of the Company since January 2003, he was appointed the Managing Director in July 2003 and is a director of various subsidiaries of the Company. He is also a director of Anber Investments Limited, Delta Roads Limited, Dover Hills Investments Limited and Supreme Choice Investments Limited and the Managing Director of HHL, all of them are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is responsible for strategic planning, corporate policy and overall management of the Company and has upgraded its financial and management accounting systems. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University.

In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference, a member of the 11th National Committee of the All-China Youth Federation and an Honorary Citizen of the City of Guangzhou in the PRC. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission, a member of the Hongkong Japan Business Co-operation Committee of Hong Kong Trade Development Council, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles, a council member of The Hong Kong Polytechnic University, a member of the Court of The Hong Kong University of Science and Technology, a member of the board of directors of The Community Chest of Hong Kong and The Hong Kong Sports Institute Limited, the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Vice Chairman of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited and an independent director of Melco Crown Entertainment Limited.

Mr. WU is a son of Sir Gordon WU, Chairman of the Board.

Mr. Alan Chi Hung CHAN

Aged 51, he has been an Executive Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He is also a director of various subsidiaries of the Company. He was awarded a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and a Postgraduate Diploma in Management Studies from the City University of Hong Kong in 1989. He is responsible for project coordination, project finance, management and administration of the expressway infrastructure and other projects of the Company in the PRC. He was an Executive Director of HHL during the period from 1 January 2002 to 25 July 2003.

Profile of Directors

Mr. Cheng Hui JIA

Aged 69, he was appointed an Executive Director of the Company since 3 July 2003. He is responsible for liaison and project coordination with various PRC government authorities. He was primarily engaged in the development of projects in the PRC during the 18 years with HHL. He was an Assistant to Chairman and China Project Controller. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Alan Ming Fai TAM

Aged 40, he was appointed an Executive Director of the Company since 1 July 2009. He is responsible for the corporate planning, business operation and project planning and development of the Company. Mr. TAM holds a Master of Business Administration degree and a Bachelor of Engineering degree in Civil and Structural Engineering from The University of Hong Kong. He first joined HHL in 1995 and was engaged in construction, operation and financing of GS Superhighway of HHL. He left HHL in 1999 for about one year and re-joined HHL in 2000. Since then, Mr. TAM has all along been taking care of various highway projects of HHL and responsible for the day-to-day management of toll roads and planning and development of new projects in the PRC. He had actively involved in the floatation of the Company and transferred from HHL to the Company upon its listing in 2003.

Independent Non-Executive Directors

Mr. Philip Tsung Cheng FEI

Aged 68, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962, a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is currently the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 63, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also an Independent Non-Executive Director of HHL. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHL. He holds a certificate in management studies from Carnegie Mellon University of the U.S. in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was a member of the Hong Kong Deposit Protection Board from 2004 to 2008 and Chairman of its Investment Committee from 2006 to 2008.

Mr. Kojiro NAKAHARA

Aged 69, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held various senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Dr. Gordon YEN

Aged 40, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Remuneration Committee of the Company. He was awarded a Bachelor of Manufacturing Engineering degree from Boston University, U.S. in 1990, a Master of Business Administration degree from McGill University, Canada in 1992 and a Doctorate degree in Business Administration from The Hong Kong Polytechnic University, Hong Kong in 2005. He is currently an Executive Director of Fountain Set (Holdings) Limited, a public company listed on Stock Exchange.

Professor Chung Kwong POON GBS, JP

Aged 70, he was appointed an Independent Non-Executive Director of the Company since 1 July 2009 and is also the Chairman of the Remuneration Committee of the Company. Professor POON is the President Emeritus of The Hong Kong Polytechnic University and had devoted 40 years of his life to advancing university education in Hong Kong before he retired in January 2009 from his 18-year presidency at The Hong Kong Polytechnic University. He was honoured as one of the "Ten Outstanding Young Persons in Hong Kong" in 1979; was appointed a Non-official Justice of the Peace (JP) in 1989; received the OBE award in 1991, the Gold Bauhinia Star (GBS) in 2002 and also the "Leader of the Year Awards 2008 (Education)".

Professor POON is a Non-Executive Director of Lee & Man Paper Manufacturing Limited and an Independent Non-Executive Director of K. Wah International Holdings Limited and The Hong Kong and China Gas Company Limited, all of whose shares are listed on the main board of Stock Exchange.

Management Discussion and Analysis – Business Review

As the Chinese domestic economy has been gradually recovering after the financial tsunami and regaining its growth momentum, various business sectors show steady growth and development. From the recent economic data, the GDP of Guangdong Province in the first half of 2010 attained a 11.2% growth. Import and export trades of Guangdong Province have rebounded since the fourth quarter of 2009 and the total trade amount in the first half of 2010 has reached a historical high level, with a rise of 33.9%, boosting the demand for freight transportation in Guangdong Province.

As a result of the national preferential policies, including those for purchase of vehicles, introduced in 2009, the PRC's automobile industry has prospered with both the number of vehicles produced and sold reaching an all-time high of more than 13.6 million in 2009. China has overtaken the United States as the world leader in terms of domestic vehicle sales. The number of cars manufactured and sold both remained strong at around 9 million during the first half of 2010. Car ownership in Guangdong Province has continuously increased in double-digit terms over the past few years, reaching 6.6 million as at the end of 2009.

During the year under review, the aggregate average daily traffic volume of GS Superhighway and Phase I West increased by 12% to 383,000 vehicles, whereas their aggregate average daily toll revenue increased by 7% to RMB10 million. The toll revenue of GS Superhighway and Phase I West both grew by 7%. A total of RMB3,656 million in toll revenue was collected at GS Superhighway, Phase I West and Phase II West during the year.


HHI
Hopewell Highway Infrastructure Limited
合和公路基建有限公司
在香港發行首筆人民幣企業債券

The traffic volume and toll revenue of the resilient Class 1 small cars using GS Superhighway and Phase I West both grew strongly to historical high levels. Moreover, the traffic volume and toll revenue of Class 4 and Class 5 commercial vehicles (mainly trucks) using the GS Superhighway rebounded to 2008 levels from the trough in early 2009.


小客车专用
CAR ONLY
120 110
行车道
DRIVEWAY
120 90
行车道
DRIVEWAY
120 60
救援通道

Phase II West opened to the public on 25 June 2010 as scheduled, creating synergy with Phase I West. The final cost is about RMB7,000 million and below budget. Phase I West and Phase II West, with a combined length of about 61 km, jointly form a major expressway linking Guangzhou with downtown Zhongshan. The travelling time between Guangzhou and Zhongshan has been greatly shortened from over an hour using local roads to approximately 30 minutes. The average daily traffic volume and toll revenue of Phase I West in July 2010 were 21% and 17% higher, respectively, than that in June 2010, before Phase II West was opened.

The Phase III West project was approved by the National Development and Reform Commission in December 2009. A groundbreaking ceremony for it was held on 28 December 2009, and it is planned to be completed and operational by the end of 2013.

The Company was the first non-financial institution to successfully issue RMB corporate bonds in Hong Kong in July 2010. The bond offering was well received by the market with a total subscription of RMB2.19 billion, achieved 2.19 times of the RMB1 billion target issue size. In response to the overwhelming market demand, the Company decided to increase the issue size to RMB1.38 billion. The proceeds will be used to develop and expand business of the Group, including Phase III West. The Group has been approved by the relevant PRC authorities to make registered capital's injection in RMB into the West Route JV in respect of Phase III West. In addition, the bond issue has also opened up a new financing channel for the Group.

Management Discussion and Analysis – Business Review



As the Group is RMB-based and the interest rates with bank deposits in RMB are higher than that in HKD or USD, the Group has been increasing its cash in RMB which is in line with its adoption of RMB as functional currency and its treasury policy to increase interest yield. With the relaxation of RMB cross border trade settlement arrangements, the Group has started to receive its dividend from GS Superhighway JV and West Route JV in RMB since April 2010. In July 2010, it was further relaxed to allow corporations in Hong Kong to convert their foreign currencies into RMB. As at 30 August 2010, about 86% of the Group's total cash balance was in RMB amounting to RMB3,133 million, which included proceeds from RMB bonds, RMB dividend received from the joint venture companies and RMB exchanged from HKD.

The applicable PRC Enterprise Income Tax rate has started to step up significantly from 2010 onwards. The enterprise income tax holiday for GS Superhighway expired at the end of 2009, and the applicable tax rate for it will rise from 10% to 22% in 2010, and 24% in 2011. This significant increase in the enterprise income tax rate has so far only affected the second half of the Group's 2010 financial year. However, it will significantly raise the income tax expenses for both the 2010 and 2011 financial years. The enterprise income tax holiday for Phase I West will expire at the end of 2010, and the applicable tax rate for it will then rise from 11% to 24% in 2011. From 2012 onwards, the applicable tax rate for GS Superhighway and Phase I West will become 25% until the expiry of the contractual operation periods of the GS Superhighway JV and West Route JV. Phase II West will be exempted from enterprise income tax from 2010 to 2012. Its applicable tax rate from 2013 to 2015 will be 12.5% and will become 25% from 2016 until the expiry of the contractual operation period of the West Route JV.





Recently, the Guangdong Provincial Government introduced a new requirement for all expressway operators to keep all lanes of highway exit toll plazas open to cope with exceptionally high traffic levels during long Chinese holiday periods, and to waive vehicle toll fees if traffic congestion at any highway exit toll plaza builds up to a certain level. To satisfy the new requirement and prevent traffic congestion building up at highway exit toll plaza, GS Superhighway JV and West Route JV endeavour to continue enhancing the throughput at highway exit toll plaza and improving its toll lane management.

The media have recently reported that temporary traffic restriction measures will be implemented in Guangzhou during the period around the 16th Asian Games. For 51 days from 1 November to 21 December 2010, only cars with the last digit shown on their license plates being an odd number will be permitted to run within Guangzhou on the odd-numbered dates, and cars with even number will be treated similarly on the even-numbered dates. In addition, all cars entering into Guangzhou will be subject to stringent security check. The Group believes that this measure may have a mild impact on traffic on GS Superhighway and Phase I West.

Management Discussion and Analysis – Business Review





Guangzhou-Shenzhen Superhighway

Guangzhou-Shenzhen Superhighway

Location	Guangzhou to Shenzhen Guangdong, PRC
Length	122.8 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10 : 50% Year 11-20 : 48% Year 21-30 : 45%


Guangzhou
Foshan
Phase I West
Dongguan
Phase II West
Shunde
GS Superhighway
Shenzhen
Zhongshan
Phase III West
Hong Kong
Zhuhai
HK-Zhuhai-Macau Bridge
(under construction)
Macau

The 122.8 km GS Superhighway is currently the only expressway that connects the four major cities of Guangzhou, Dongguan, Shenzhen and Hong Kong. It is also one of the busiest expressways in the PRC. During the year under review, its average daily toll revenue rose by 7% to RMB9.58 million, while its toll revenue for the entire year amounted to RMB3,495 million. Meanwhile, the average daily traffic volume increased by 12% to 352,000 vehicles. Its average daily toll revenue in July 2010 exceeded the historically high level in 2007.


GS Superhighway
Average Daily Toll Revenue
(RMB thousand)
10,000
8,000
6,000
4,000
2,000
0
8,713
8,949
9,576
2008
2009
2010


GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)
400
350
300
250
200
150
100
50
0
320
314
352
2008
2009
2010


GS Superhighway
Annual Toll Revenue
(RMB million)
4,000
3,000
2,000
1,000
0
3,189
3,266
3,495
2008
2009
2010

Sales of passenger cars in the PRC (which in the PRC are defined as including sedans, SUVs, MPVs and cross-type passenger cars) grew dramatically, as a result of the effects of the national stimulus policies on automobile manufacturing and sales. The traffic volume and the toll revenue of Class 1 small cars both increased robustly to historically high levels. Class 1 small cars accounted for 73.7% of the total traffic volume on GS Superhighway during the year under review, compared to 71.9% in the previous year, contributing to 48.6% of the total toll revenue. Due to the higher proportion of Class 1 vehicles, the average toll revenue per car per km dropped by 2% from RMB0.95 to RMB0.93 during the period under review. Meanwhile, the gradual improvement in Guangdong Province's import and export-based industries created a rebound in the traffic volume and toll revenue from Class 4 and Class 5 commercial vehicles (mainly trucks) from the trough at the beginning of 2009 to their 2008 levels.

In order to enhance the operation efficiency and service quality, the GS Superhighway JV has widely adopted the installation of more non-stop electronic toll collection (ETC) lanes as well as automatic card-issuing lanes. These measures have significantly reduced the average length of time that vehicles spend at expressway exits and entrances. Currently, GS Superhighway has been installed with 32 sets of ETC lanes and is the highest number on any expressway in Guangdong Province. The GS Superhighway JV has plans to install more ETC lanes to keep pace with its growing demand, especially the Guangdong Provincial Government's target to double the Guangdong Unitoll Card's users by the end of 2010 as reported in the media. Moreover, they have helped to keep the number of toll collection staff needed to cope with the growing volume of traffic at a reasonable level.


GS Superhighway
Traffic Breakdown by Class
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7.1%
2.1%
17.8%
4.3%
68.7%
5.8%
1.9%
17.0%
3.4%
71.9%
5.7%
1.8%
15.8%
3.1%
73.7%
2008
2009
2010
Class 1
Class 2
Class 3
Class 4
Class 5


Class 1 - Average Daily Toll Revenue
(FY06-FY10)
(RMB thousand)
5,000
4,000
3,000
2,000
1,000
0
3,673
4,144
3,815*
4,207
4,658
2006
2007
2008
2009
2010


Classes 4 & 5 - Average Daily Toll Revenue
(FY06-FY10)
(RMB thousand)
2,000
1,500
1,000
500
0
1,385
1,959
1,731*
1,545
1,713
2006
2007
2008
2009
2010

** Part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008*


AUTOCARD

The busier 3.5 km road section between Wudianmei and Taiping interchange is being widened to a section with a total of ten lanes in dual directions. The widening works started in July 2010 and are planned to be completed in the third quarter of 2011. This will relieve the traffic pressure and congestion collectively built up by Hugang Expressway, Humen Bridge and GS Superhighway during certain periods of the day and help maintain a smooth flow of traffic all along GS Superhighway. All six lanes in both directions of the road section concerned should remain open during the widening period. Meanwhile, a feasibility study about widening the entire GS Superhighway to an expressway with a total of ten lanes in dual directions is being fine-tuned. When this is completed, the GS Superhighway JV will submit an application for approval by the relevant authorities.

Responding to national energy saving and emission reduction policies, the GS Superhighway JV is actively promoting low-carbon operating concepts and adopting various methods to reduce energy consumption in its daily operations. It replaced the lighting system of the 500 m long Hubeishan tunnel with an energy saving one in 2009, reducing 50% of the amount of electricity consumed. Moreover, the lighting systems along the route and at the toll plazas will gradually be replaced with energy saving systems. In addition, it has appointed an independent professional firm to carry out energy audit of its operations, and the recommendations will be considered with a view to implement measures to achieve energy saving and emission reduction goals.

In order to support the construction of the Hugang Expressway extension link, two refilling stations alongside the Taiping section of the GS Superhighway were demolished in May 2010 under arrangement by the relevant authorities. Two large and higher standard service areas with refilling stations, and parking and rest areas are currently under construction alongside the Houjie section. To maintain necessary services, two temporary but sufficient and hygienic toilet facilities have been set up at the Wangniudun interchange; two temporary refilling stations are being built alongside the Dongguan section; and emergency mobile refilling services are being arranged. The above measures have been publicised before the opening of the new service areas. GS Superhighway JV will endeavour to expedite the construction and opening of the new service areas to cater for the needs of highway users.

As reported in the media, construction of the 59 km Guangzhou and Dongguan sections as well as the 30 km Shenzhen section of the Coastal Expressway will be completed by the end of 2010 and in 2012 respectively. The Group will continue to monitor its progress. There is a common misconception that the travelling distance between Hong Kong and Guangzhou via the Coastal Expressway is shorter than that via GS Superhighway. In fact, the Coastal Expressway's stated length of 89 km only includes the middle part between Hong Kong and Guangzhou. If one takes into account of the connecting roads at both ends – i.e. the Hong Kong-Shenzhen Western Corridor, the connecting roads to the highway network in Hong Kong and to Guangzhou Ring Road – then the total travelling distances from Hong Kong to Guangzhou via both routes are almost the same.

The Guangdong Provincial Government and the Hong Kong Government signed the Framework Agreement on Hong Kong / Guangdong Co-operation on 7 April 2010. The governments have clearly defined the future direction of their policies for cross-border vehicles. They will conduct more studies about the feasibility of gradually increasing the number of quotas for cross-border vehicles, and they have also decided to make Shenzhen Bay Port the location for a pilot project allowing owners of private vehicles to apply for a one-off short-term cross-border licence, which will be implemented on registered vehicles in Hong Kong first. The Group believes that the policy will effectively increase cross-border traffic in the future, and will benefit GS Superhighway.


Guangzhou
Foshan
Dongguan
GS Superhighway
Shunde
Coastal Expressway*
Shenzhen S.E.Z.
Zhongshan
Hong Kong S.A.R.
* Based on available information of the proposed alignment
Connecting roads at HK end & Guangzhou end

Coastal Expressway – Comparable Travel Distance to GS Superhighway

Management Discussion and Analysis – Business Review





Phase I of the Western Delta Route

Guangzhou

Phase I West

Dongguan

Phase II West

Shunde

GS Superhighway

Zhongshan

Phase III West

Phase I of the Western Delta Route

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%


Guangzhou
Foshan
Phase I West
Dongguan
Phase II West
Shunde
GS Superhighway
Shenzhen
Zhongshan
Phase III West
Hong Kong
Zhuhai
HK-Zhuhai-Macau Bridge
(under construction)
Macau



The Western Delta Route is scheduled to be built in three phases. Its first, Phase I West, was opened in April 2004. It is 14.7 km long, with a total of six lanes in dual directions, and is currently the only expressway linking Guangzhou and Shunde. It connects with Guangzhou East-South-West Ring Road to the north, and National Highway 105 and Bigui Road in Shunde, to the south. Phase I West made a profit and generated a positive cash flow during its first full year of operation in financial year 2005. It has since continued to perform well, with traffic volume and toll revenue both growing steadily.

Phase I West's average daily traffic volume grew by 10% to 31,000 vehicles during the year under review, while its average daily toll revenue rose by 7% to RMB436,000. It generated a total toll revenue of RMB159 million during the year. The traffic volume and toll revenue of Class 1 small cars both grew steadily as well. A local bridge near Sanshan Container Port in the Nanhai District of Foshan was completely closed for maintenance from mid-August 2009 to the end of March 2010. As a result, some trucks were diverted to Phase I West, in accordance with instructions from the traffic police, which further increased the volume of traffic during the period. This bridge has since been reopened and some of the previously diverted trucks have reverted to using it; so the growth in Phase I West's traffic volume and toll revenue both slowed down between April and June 2010. However, following Phase II West's opening on 25 June 2010, the average daily traffic volume and toll revenue of Phase I West in July 2010 were 21% and 17% higher, respectively, than that in June 2010 before Phase II West's opening. This synergy between Phase I West and Phase II West is expected to be sustained in the future.


Phase I West
Average Daily Toll Revenue
(RMB thousand)
500
400
300
200
100
0
406
409
436
2008
2009
2010


Phase I West
Average Daily Traffic
(No. of vehicles in thousand)
35
30
25
20
15
10
5
0
28
28
31
2008
2009
2010


Phase I West
Annual Toll Revenue
(RMB million)
200
150
100
50
0
149
149
159
2008
2009
2010

According to the report in the media, large trucks weighing over 15 tons (mainly loaded Class 5 trucks) are banned to use a section of the Guangzhou East-South-West Ring Road since 9 January 2010, due to maintenance works at Yajisha Bridge. This will slightly affect the traffic on Phase I West.


Phase I West
Traffic Breakdown by Class
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9.9%
2.2%
24.4%
8.2%
55.3%
11.2%
2.5%
23.7%
6.6%
56.0%
11.2%
3.2%
23.2%
5.8%
56.6%
2008
2009
2010
Class 1
Class 2
Class 3
Class 4
Class 5

Guangzhou South Railway Station – Asia's largest high-speed railway station – commenced operations in January 2010. It is situated in the proximity of Phase I West and its surrounding area has been designated as South Station New Town and zoned for new development. Currently, vehicles may not be able to enjoy fast and convenient access to Guangzhou South Railway Station via the Bijiang interchange of Phase I West. However, as soon as a peripheral connecting road network is completed in the coming months, fast and convenient access to Guangzhou South Railway Station via Phase I West and Phase II West can be realized. The opening of Guangzhou South Railway Station and the development of South Station New Town will eventually lead to an increase in the number of passenger cars using Phase I West and Phase II West.

In addition, the opening of Phase II West and the linking of Foshan First Ring Road with the Bijiang interchange of Phase I West in the coming months, together with Foshan's ongoing robust economic growth, are all expected to boost Phase I West's traffic volume and toll revenue further. The toll plazas at Nanya and Bijiang on Phase I West are currently being expanded to cope with the anticipated surge in the volume of traffic.

Management Discussion and Analysis – Business Review





Phase II of the Western Delta Route

Guangzhou
Phase I West
Dongguan
Shunde
Phase II West
GS Superhighway
Zhongshan
Phase III West

Phase II of the Western Delta Route

Location	Shunde to Zhongshan, Guangdong, PRC
Length	45.5 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Jun 2010 to Jun 2035 (subject to Government approval)
Profit Sharing Ratio	50%


Guangzhou
Foshan
Phase I West
Dongguan
Phase II West
Shunde
GS Superhighway
Shenzhen
Zhongshan
Phase III West
Hong Kong
Zhuhai
HK-Zhuhai-Macau Bridge
(under construction)
Macau

Phase II West is a 45.5 km closed expressway with a total of six lanes in dual directions. It is connected to Phase I West in Shunde to the north, and Shaxi in Zhongshan to the south, and further linked to National Highway 105 and Xiaolan Highway (currently under construction). Phase II West was opened as scheduled on 25 June 2010, creating synergy with Phase I West. Phase I West and Phase II West altogether form the main expressway linking Guangzhou and downtown Zhongshan, and have reduced the travelling time between Guangzhou and Zhongshan to approximately 30 minutes, whereas it used to take more than an hour via local roads.

Although Phase II West was only opened for the last six days of the period under review, its toll revenue amounted to RMB2.0 million during this period. Its average daily traffic volume and toll revenue jumped from around 17,000 to 38,000 vehicles, or a rise of 124%, and from around RMB280,000 to RMB660,000, or a rise of 136%, respectively, since its opening up to late August 2010. The figures have also been steadily rising since then.

Based on the annual toll revenue of GS Superhighway and Phase I West during their first full year of operation, the Group targets to achieve cash flow breakeven for Phase II West in its first full year of operation. Preliminary estimates suggest that Phase II West will achieve cash flow breakeven


Phase II West
Daily & Average Daily Traffic
(No. of vehicles in thousand)
Average daily traffic (by week)
Daily traffic


Phase II West
Daily & Average Daily Toll Revenue
(RMB thousand)
Average daily toll revenue (by week)
Daily toll revenue

during this period if its annual toll revenue reaches RMB6.5 million per km (or an average daily toll revenue of about RMB800,000). If it exceeds RMB9.5 million per km (or an average daily toll revenue of about RMB1.2 million), it will be profitable. The average daily toll revenue of Phase II West amounted to RMB500,000 in July 2010, its first full month of operation. That is equivalent to the annualised toll revenue of about RMB4.0 million per km, which is comparable to GS Superhighway's annual toll revenue of about RMB4.3 million per km during its first full year of operation. During the year under review, Phase I West's annual toll revenue amounted to RMB10.8 million per km. The gradual growth of Phase II West's average daily toll revenue leads the Group to believe that its cash flow will achieve the breakeven point.



Phase I West and Phase II West have become the most convenient means of access from Zhongshan to Guangzhou Baiyun International Airport and Guangzhou South Railway Station. Vehicles from Phase II West can also reach Zhuhai directly via the Zhongshan-Jiangmen Expressway and its connecting expressways. The further development of the road network that connects Phase II West's interchanges is expected to give Phase II West more outstanding competitive advantages. The West Route JV has been implementing a publicity programme to familiarise drivers with Phase II West. This includes the installation of more road signage on connecting expressways and local roads, radio broadcasting, etc.

The prices of construction materials in the PRC have eased from their high levels since mid-2008, and local banks there have reduced their interest rates on loans since September 2008. The final cost of Phase II West is about RMB7,000 million, which is lower than the budgeted cost of RMB7,200 million announced on 2 September 2008.

Management Discussion and Analysis – Business Review







Phase III of the Western Delta Route

Guangzhou

Phase I West

Dongguan

Phase II West

Shunde

GS Superhighway

Zhongshan

Phase III West

Phase III of the Western Delta Route

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	A total of six lanes in dual directions
Class	Expressway
Toll Collection Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	50%


Guangzhou
Foshan
Phase I West
Dongguan
Phase II West
Shunde
GS Superhighway
Shenzhen
Zhongshan
Phase III West
Hong Kong
Zhuhai
HK-Zhuhai-Macau Bridge
(under construction)
Macau

Phase III West is an approximately 38 km closed expressway with a total of six lanes in dual directions. It is connected to Phase II West in Zhongshan at its northern end, and extends southward to link with Zhuhai's highway network, providing direct access to Hengqin (the State-level Strategic New Zone) in Zhuhai and Macau. At present, the planned total investment for the project is RMB5,600 million. The National Development and Reform Commission approved Phase III West in December 2009. Its groundbreaking ceremony was held on 28 December 2009. Phase III West is planned to be completed and operational by the end of 2013.

The relevant PRC authorities approved the Group to use Renminbi for its injection of registered capital into the West Route JV in respect of Phase III West in June 2010, and a RMB3,930 million PRC syndicated bank loan contract for the project was signed in April 2010.



The Group will endeavour to expedite the construction of Phase III West. When it opens, the whole Western Delta Route will become the main artery of a regional expressway network on the western bank of the PRD that will link Guangzhou, Foshan, Zhongshan, Zhuhai, Hengqin and Macau. It will also be directly connected with various major expressways along the route, including the Guangzhou Ring Road, Guangzhou-Gaoming Expressway, Guangzhou Second Ring Road, Zhongshan-Jiangmen Expressway and Western Coastal Expressway, as well as expressways linking Hengqin (the third State-level Strategic New Zone under development after Shanghai's Pudong district and Tianjin's Binhai area) in Zhuhai and the HZM Bridge. In addition, these will altogether form a strategic expressway network that comprehensively covers most of the prosperous cities on the western bank of the PRD and offers convenient access to Macau and Hong Kong.


Western Delta Route and Highway Network to HZM Bridge, Hengqin, Zhuhai and Macau
Zhongshan
Phase III West
Zhuhai
HZM Bridge
Hong Kong
Macau
Hengqin

Management Discussion and Analysis – Financial Review

For the financial year ended 30 June 2010, the performance of the Group is reported as follows:

	Year ended 30 June					
	2009			2010		
	Net toll revenue HK$ million	EBIT HK$ million	Results HK$ million	**Net toll revenue HK$ million**	**EBIT HK$ million**	**Results HK$ million**
Project contributions:						
GS Superhighway[1]	1,727	1,276	1,000	**1,851**	**1,296**	**980**
Phase I West	82	56	23	**88**	**59**	**35**
Phase II West	–	–	–	**1**	**0**	**(2)**
Net toll revenue/EBIT/ Net profit of projects	1,809	1,332	1,023	**1,940**	**1,355**	**1,013**
Corporate results:						
Interest income from bank deposits			72			**9**
Other income[2]			58			**4**
General and administrative expenses			(46)			**(40)**
Finance costs[3]			(28)			**(12)**
Income tax expenses			(0)			**(0)**
			56			**(39)**
Net exchange loss			(2)			**(1)**
Profit for the year			1,077			**973**
Non-controlling interests			(18)			**(17)**
Profit attributable to owners of the Company			1,059			**956**

Notes:

(1) Excluding exchange differences from US$ and HK$ loans.

(2) Including notional interest income HK$Nil (year ended 30 June 2009: HK$55 million).

(3) Including notional interest expenses HK$Nil (year ended 30 June 2009: HK$16 million).

The aggregate net toll revenue of the expressway projects proportionately shared by the Group for the year ended 30 June 2010 recorded an increase of 7% to HK$1,940 million from HK$1,809 million of the last corresponding year. Growth was driven by the increase in demand for passenger and freight transportation along with strong car sales and economic recovery of the PRC, as the impact of the financial tsunami subsided. Phase II West commenced operation on 25 June 2010 with six days performance for the financial year ended 30 June 2010. Among the aggregate net toll revenue proportionately shared by the Group, GS Superhighway, Phase I West and Phase II West contributed 95.4% (or HK$1,851 million), 4.5% (or HK$88 million) and 0.1% (or HK$1 million) respectively.

Despite the increase in operating expenses and general and administrative expenses of the two joint venture companies, and the increase of depreciation in line with the traffic volume increase, the aggregate EBIT of projects still rose by 2% to HK$1,355 million. The aggregate net profit of projects (excluding exchange difference from US Dollar and HK Dollar loans of GS Superhighway JV) decreased by 1% from HK$1,023 million to HK$1,013 million, mainly because the rise in aggregate net toll revenue of the projects and the drop in interest costs were offset by the significant increase in tax expenses due to stepping up of applicable Enterprise Income Tax rate for GS Superhighway in 2010.

The profit attributable to owners of the Company decreased by 10% from HK$1,059 million to HK$956 million for the year, mainly attributable to the significant rise in tax rate offsetting the growth in toll revenue and the drop in interest income on bank deposits of the Group which in turn was due to the fall in interest rates and bank balance.

During the year ended 30 June 2010, the consolidated toll expressway operation expenses and general and administrative expenses increased by 17% from HK$227 million to HK$265 million from the last year, mainly attributable to some engineering works such as improvement of road safety facilities, upgrading of toll plazas, enhancement of toll collection system and road surface maintenance performed during the year.

The increase in consolidated depreciation and amortization charges of 10% from HK$307 million to HK$337 million was in line with the increase in aggregate daily traffic of GS Superhighway and Phase I West by 12% from 342,000 vehicles to 383,000 vehicles.

As the Group (not including the joint venture companies) had no corporate debt throughout both years ended 30 June 2009 and 2010, the consolidated finance costs comprised mainly finance costs of the joint venture companies proportionately shared by the Group. The consolidated finance costs decreased by 56% from HK$162 million to HK$72 million for the year ended 30 June 2010, mainly due to the drop in interest rate of the US$ bank loans of a joint venture company.

Liquidity and Financial Resources

The Group, being the Company and its subsidiaries, had no corporate debt outstanding as at 30 June 2009 and 2010. The Group's debt balance comprised solely its proportionate share of project loans from its PRC joint venture companies. The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to owners of the Company) were 40% (2009: 37%) and 43% (2009: 30%) respectively. The gearing structure is set out below:

	Year ended 30 June	
	2009 HK$ million	**2010** **HK$ million**
Total debt		
– Company and subsidiaries	0	**0**
– Joint venture companies	5,379	**6,465**
Net debt *(Note)*	2,482	**3,600**
Total assets	14,588	**16,093**
Equity attributable to owners of the Company	8,341	**8,300**
Total debt/Total assets ratio	37%	**40%**
Gearing ratio	30%	**43%**

Note: *Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits.*

Management Discussion and Analysis – Financial Review

The cash balance of the Group as at 30 June 2010 was HK$2,475 million or HK$0.8 per share and about 55% thereof will be used for capital contributions for Phase II West and Phase III West. In the absence of new project commitment, the remaining cash balance can be maintained till the completion of Phase III West in 2013.

The major source of cash inflow of the Group is the dividends receivable from its joint venture companies. The major cash outflow is the payment of dividends to the shareholders of the Company.

The net operating cash inflow before dividend payment to the Company's shareholders (excluding the cash inflow of the joint venture companies proportionately shared by the Group) amounted to approximately HK$736 million for the year ended 30 June 2010 (2009: HK$994 million). In view of the strong financial position, the Board set the target dividend payout ratio of the Company as 100%. Subsequent to the Company's IPO in August 2003, the Company has accumulated a cash surplus (the operating cash inflow less the dividends paid by the Company and proceeds from the IPO) of approximately HK$632 million. Based on the current operating cash flow, this target payout ratio is sustainable.

The Company successfully issued 2-year RMB1.38 billion corporate bonds to institutional investors on 13 July 2010 and became the first non-financial institution to issue RMB bonds in Hong Kong. The RMB proceeds raised from such issuance will be used to develop and expand business of the Group including Phase III West. The corporate bonds will mature on 13 July 2012. The interest costs of issuing RMB bonds in Hong Kong are lower than that of obtaining PRC bank loans of the same maturity.


Operating Cash Flow to Dividend Payment (HHI Corporate Level)
(HK$'Million)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
503
288
1,040
656
1,279
706
1,840
950
3,400*
1,307
994
1,721
2,495
736
1,037
2004
2005
2006
2007
2008
2009
2010
Operating cash flow before dividend payment to the Company's shareholders
Dividend paid to the Company's shareholders
Extraordinary special dividend of HK$0.84/share paid in November 2008

* *Including cash inflow of approximately HK$1.6 billion from the disposal of the Group's entire interest in ESW Ring Road*

As at 30 June 2010, the bank balances and cash of the Group amounted to HK$2,475 million (2009: HK$2,775 million) and of the joint venture companies proportionately shared by the Group amounted to HK$390 million (2009: HK$122 million). Coupled with the stable cash dividends received and receivable from GS Superhighway JV (from which the Group had received cash dividends of HK$982 million, HK$1,065 million, HK$614 million and HK$1,048 million for the years ended 30 June 2010, 2009, 2008 and 2007 respectively), the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

As at 30 June 2010, the bank balances and cash of the Group amounted to HK$2,475 million (2009: HK$2,775 million) with 88.05% (2009: 69%) was denominated in HK Dollar, 11.94% (2009: nil) was denominated in RMB and 0.01% (2009: 31%) was denominated in US Dollar.

The project loans of the joint venture companies proportionately shared by the Group have been well covered by the cash flow of the respective joint venture companies. Interest coverage (EBITDA to finance costs ratio) of GS Superhighway JV and West Route JV for the year ended 30 June 2010 were 53 times (2009: 17 times) and 6 times (2009: 10 times) respectively.

As at 30 June 2010, the bank and other borrowings of the joint venture companies proportionately shared by the Group amounted to approximately HK$5,916 million (2009: HK$5,238 million) with the following profile:

(a) 99.9% (2009: 99.9%) was bank loans and 0.1% (2009: 0.1%) was other loan; and

(b) 45% (2009: 53%) was denominated in US Dollar; 50% (2009: 40%) was denominated in RMB and 5% (2009: 7%) was denominated in HK Dollar.

As at 30 August 2010, the bank and other borrowings of joint venture companies proportionately shared by the Group together with the RMB corporate bonds raised by the Company on 13 July 2010 amounted to HK$7,495 million. 36%, 60% and 4% of the bank and other borrowings were denominated in US Dollar, RMB and HK Dollar respectively.

The net current assets of the Group decreased by 50% from approximately HK$2,182 million as at 30 June 2009 to approximately HK$1,089 million as at 30 June 2010 mainly because of the increase in accruals for the construction cost of Phase II West and short-term bridging borrowings for the construction payments of Phase III West during the year.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the joint venture companies proportionately shared by the Group as at 30 June 2010 as compared to that as at 30 June 2009 is shown as follows:

	As at 30 June			
	2009		**2010**	
	HK$ million	%	**HK$ million**	**%**
Repayable within 1 year	344	6%	**651**	**11%**
Repayable between 1 to 5 years	1,350	26%	**1,493**	**25%**
Repayable beyond 5 years	3,544	68%	**3,772**	**64%**
	5,238	100%	**5,916**	**100%**

Other than the above, the Group, being the Company and its subsidiaries, had no corporate debt outstanding both as at 30 June 2009 and 2010. All of the bank borrowings of the joint venture companies are from banks in PRC and are carrying interest at floating interest rates. In the absence of new project commitment, the bank borrowings of the joint venture companies proportionately shared by the Group will not exceed HK$7,600 million in 2013 following the completion of Phase III West.

In June and August 2009, West Route JV had successfully refinanced the project loans for Phase I West with long-term loans that have revolving facility at lower interest rate from a bank in PRC. The interest rate was reduced from 5.35% to 4.37%. The refinancing helps reduce interest costs and the new bank loans are more flexible and effective in cash management as well as more responsive to interest rate changes. In addition, in the year under review, West Route JV continued to utilize 6-month commercial bills to finance its payment of construction costs of Phase II West, which saved interest costs. In April 2010, the West Route JV signed a RMB3,930 million 18-year project loan for Phase III West with a group of seven banks of the PRC.

As mentioned above, the Company issued 2-year RMB1.38 billion corporate bonds on 13 July 2010 and the bonds will mature on 13 July 2012.

Interest Rate and Exchange Rate Exposures

The Group closely monitors its interest rate and foreign exchange rate exposure. The use of financial instrument is strictly controlled. At present, neither the Group nor the joint venture companies have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposure.

Since April 2010, the previous practice has been changed such that the Group's share of profits from the two PRC joint venture companies can be remitted in RMB directly to Hong Kong without first being converted into HK Dollar or US Dollar. As at 30 June 2010, the RMB cash balance of the Group amounted to RMB258 million, comprising approximately 12% of the Group's total cash balance. This rose to 86% of the bank balances and cash of the Group of HK$4,162 million as of 30 August 2010, while the remaining cash balance was in US Dollar and HK Dollar. It is currently planned that cash balance will be mainly denominated in RMB in the future which is in line with RMB as the Group's functional currency. Except for State-owned companies, the Group is one of the few Hong Kong companies with income mainly denominated in RMB. With all investment projects situated in the PRC, holding RMB cash can help avoid risks associated with RMB exchange rate changes. This will definitely be beneficial to the development of the Group's businesses.

Treasury Policies

The Group continues to adopt prudent and conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimize the cost of funding and enhance the return on financial assets. All of its cash are generally placed in short-term deposits denominated mainly in HK Dollar and RMB. Given that holding RMB cash can match the Group's RMB-based operations and can earn higher interest income on RMB deposits, the Group has increased its RMB bank deposits and reduced those in HK Dollar. RMB bank deposits increased from 12% of total cash as of 30 June 2010 to 86% as of 30 August 2010. The Group has not invested in any financial derivative instruments nor accumulators.

Capital Commitments

As at 30 June 2010, the Group agreed, subject to approval of relevant authorities, to make additional capital contributions to West Route JV for development of Phase II West of approximately RMB402.5 million (2009: RMB402.5 million). It is currently planned that the Group will make such capital contribution in financial year 2010/11.

The Group also had outstanding commitments to make capital contributions to West Route JV for development of Phase III West of approximately RMB784 million (2009: RMB980 million) within two years from June 2010. 20% of the capital contribution for the project had been made in the financial year ended 30 June 2010. It is currently planned that the Group will make its remaining capital contribution for Phase III West before the end of financial years 2010/11 and 2011/12 in the proportion of 50% and 30% respectively.

As at 30 June 2010, GS Superhighway JV and West Route JV, being 48% and 50% proportionately shared by the Group respectively, had outstanding commitments in respect of the acquisition of property and equipment and construction of Phase III West contracted but not provided for totalling approximately HK$1,331 million (2009: HK$521 million).

Pledge of Assets

As at 30 June 2010, certain assets of the joint venture companies of the Group were pledged to banks to secure banking facilities granted to the joint venture companies. The carrying amounts of these assets proportionately shared by the Group are analyzed as follows:

	As at 30 June	
	2009 HK$ million	**2010** **HK$ million**
Concession intangible assets, and property and equipment	7,262	**7,023**
Inventories	2	**2**
Other receivables, and deposits and prepayments	73	**63**
Bank balances and deposits	119	**122**
	7,456	**7,210**

As at 30 June 2009, the toll expressway of GS Superhighway JV and 26% of the toll expressway and the land use rights of West Route JV in respect of Phase I West, collectively classified as concession intangible assets, together with the toll collection rights of GS Superhighway and 26% of the toll collection rights of Phase I West were pledged to banks to secure banking facilities granted to the respective joint venture company. As at 30 June 2010, the toll expressway of GS Superhighway JV classified as concession intangible assets and certain bank balances and deposits of West Route JV in respect of Phase I West, together with the toll collection rights of GS Superhighway and Phase II West, and 53.4% of the toll collection rights of Phase I West were pledged to banks to secure banking facilities granted to the respective joint venture company.

Contingent Liabilities

As at 30 June 2010, there were no material contingent liabilities for the Group.

Material Acquisition or Disposal

During the year ended 30 June 2010, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.

Subsequent Event

The Company successfully issued RMB1.38 billion corporate bonds to institutional investors on 13 July 2010 and became the first non-financial institution to issue RMB bonds in Hong Kong. The RMB proceeds raised from such issuance will be used to develop and expand business of the Group including Phase III West of which approval for registered capital injection in RMB had been obtained. The interest costs of issuing RMB bonds in Hong Kong are lower than that of obtaining PRC bank loans of the same maturity. The bonds issuance had also opened up new financing channels for the Group. Since the revenues of the Company are mainly denominated in RMB, financing through the issuance of RMB bonds can optimize the Group's asset and liability structures.

Management Discussion and Analysis – Others

Corporate Social Responsibility

The Group continued its endeavours in fulfilling corporate social responsibility ("CSR") and made significant progress as a result of strong management support and joint efforts of staff members. The various community and charitable organizations it supported through donations and sponsorships in the past year included the Community Chest, Hong Kong Federation of Youth Groups and St. James' Settlement, etc.

Encouraging employees to support community initiatives is another focus of the Group's CSR efforts. Our staff members continued to participate in a broad spectrum of community and charitable initiatives such as Walk for Millions and Skip Lunch Day organized by the Community Chest, Fun Fun Red Décor Day organized by Hong Kong Red Cross, and Hong Kong Tree Planting Day, etc.

To demonstrate our commitment to quality service and traffic safety to users of GS Superhighway, the GS Superhighway JV continued to participate in the "Civilized Service Month (文明服務月)" campaign for the sixth consecutive year. The campaign was held from 15 June to 14 July 2010. This year, the GS Superhighway JV specially coordinated with the Traffic Management Department of Guangdong Provincial Public Security Bureau to promote traffic legislation and driving safety guideline in the toll stations every Thursday.

On the environmental front, our joint venture companies have introduced energy saving equipment in many areas of daily business operations at GS Superhighway and Western Delta Route, such as LED or induction lamp in tunnel section and toll stations, T5 lamp in office, wind & photovoltaic hybrid CCTV along the main alignment, as well as solar water heaters in living quarters to reduce energy consumption. To facilitate the identification of further opportunities in reducing energy consumption and emissions, the GS Superhighway JV has also appointed an independent professional body to carry out energy audit of its operations.

The Group was again awarded the Caring Company Logo 2009/2010 by the Hong Kong Council of Social Service in February 2010 in recognition of its active participation in community activities and good corporate citizenship.

Employees and Remuneration Policies

As at 30 June 2010, the Group, excluding the joint venture companies, employed 37 employees. We offered competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group also provided share option scheme and share award scheme for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. In addition, discretionary bonuses would be granted to employees based on both individual and Group business performance. The Group also provided medical insurance coverage to all staff members and group personal insurance cover to senior staff members.

On top of offering competitive remuneration packages, 5-day work arrangement was initiated since March 2010, to release employees' work pressure, provide them more time to enjoy family life and increase their flexibility for self development. The Group also invested in human capital development by providing relevant training programs to enhance employee productivity. Training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. Programs such as presentation skills workshop, business English writing skills, finance for non-finance executives and year end performance review training workshop were organized during the year. In addition, the Group also organized different seminars, for instance, "Race Discrimination Ordinance Seminar", to raise employees' awareness of the legal liabilities under existing anti-discrimination laws in Hong Kong.

Besides, various staff events were organized during the year, such as Annual Dinner, Christmas party and staff recreation and sports events, to build closer relationship across levels within the organization.

Corporate Governance Report

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the CG Code contained in Appendix 14 of the Listing Rules. Throughout the year ended 30 June 2010, the Company has complied with all code provisions set out in the CG Code.

Board of Directors

The Company is managed through the Board which currently comprises six Executive Directors (including the Chairman) and five Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 10 to 15 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Thomas Jefferson WU (a son of Sir Gordon WU), the Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and clearly set out in writing.

Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgement. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or the Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s).

Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 2004 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these two committees comprise entirely of Independent Non-Executive Directors.

	Audit Committee	Remuneration Committee
Committee Members	Mr. Lee Yick NAM (Chairman) Mr. Philip Tsung Cheng FEI Mr. Kojiro NAKAHARA	Professor Chung Kwong POON (Chairman) Mr. Lee Yick NAM Dr. Gordon YEN
Major responsibilities and functions	• Consider the appointment and independence of external auditor. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.

	Audit Committee	Remuneration Committee
Work performed during the year	• Considered and approved the terms of engagement of the external auditor and their remuneration. • Reviewed the annual financial statements for the year ended 30 June 2009 and the interim financial statements for the six months ended 31 December 2009. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed the level of Directors' fees and made recommendation on the Directors' fees for the year ended 30 June 2010. • Reviewed the remuneration packages of the Executive Directors and approved the revision of the annual emoluments (basic salary plus contractual year-end bonus) of Messrs. Thomas Jefferson WU, Alan Chi Hung CHAN, Cheng Hui JIA and Alan Ming Fai TAM. Relevant details were disclosed in the 2009-2010 Interim Report of the Company.

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meeting and Annual General Meeting were as follows:

	Number of meetings attended/held			
	Board Meetings	Audit Committee Meetings	Remuneration Committee Meeting	Annual General Meeting
Number of meetings held	4	2	2	1
Executive Directors				
Sir Gordon WU GBS, KCMG, FICE (Chairman)	4 out of 4	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO	4 out of 4	N/A	N/A	1 out of 1
Mr. Thomas Jefferson WU	4 out of 4	N/A	N/A	1 out of 1
Mr. Alan Chi Hung CHAN	4 out of 4	N/A	N/A	1 out of 1
Mr. Cheng Hui JIA	4 out of 4	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK (Resigned on 31/12/2009)	2 out of 2	N/A	N/A	1 out of 1
Mr. Nicholas Tai Keung MAY (Resigned on 1/11/2009)	*Note*	N/A	N/A	*Note*
Mr. Alan Ming Fai TAM	4 out of 4	N/A	N/A	1 out of 1
Independent Non-Executive Directors				
Mr. Philip Tsung Cheng FEI	4 out of 4	2 out of 2	N/A	1 out of 1
Mr. Kojiro NAKAHARA	4 out of 4	2 out of 2	N/A	1 out of 1
Mr. Lee Yick NAM (Audit Committee Chairman)	4 out of 4	2 out of 2	2 out of 2	1 out of 1
Dr. Gordon YEN	4 out of 4	N/A	2 out of 2	1 out of 1
Professor Chung Kwong POON GBS, JP (Remuneration Committee Chairman)	4 out of 4	N/A	2 out of 2	1 out of 1

Note: Mr. Nicholas Tai Keung MAY did not attend the Board Meetings and the Annual General Meeting held during the year in the capacity as Alternate Director to Mr. Barry Chung Tat MOK, who had attended all the said Meetings himself.

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 13 October 2009.

Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize their responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditor with respect to the financial reporting are set out in the Independent Auditor's Report on page 64 of this Annual Report.

External Auditor

The Company's external auditor is DTT. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditor is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement and remuneration. Apart from the statutory audit of the annual financial statements, DTT was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31 December 2009 as well as advising on tax compliance and related matters.

With respect to the issuance of the RMB fixed rate bonds (the "Bonds") by the Company in July 2010, the Board had engaged DTT for the provision of a comfort letter in connection with the offering circular relating to the Bonds.

Further, pursuant to Rule 14A.38 of the Listing Rules, DTT was engaged to perform certain agreed upon procedures in respect of the continuing connected transactions as set out under the section headed "Continuing Connected Transactions" in the Report of the Directors.

During the year ended 30 June 2010, the fees payable by the Group to the external auditor in respect of audit and non-audit services (including the amount payable by the jointly controlled entities proportionately shared by the Group) were as follows:

	HK$'000
Audit services	1,612
Non-audit services:	
Taxation and advisory services	52
Others	422
	2,086

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

Effective communication with investors, shareholders and analysts has always been given a high priority by the Company. To this end, a number of means are used to ensure investors have a thorough understanding on the Company's businesses.

The Company's website www.hopewellhighway.com is a rich source of information for the investors. Updated corporate information including interim and annual reports, company announcements and press releases are available on the website. In addition, it contains business information such as general information of the Company's toll road projects and their latest monthly traffic and toll revenue statistics. Such timely disclosure of information corresponds to the Company's commitment in maintaining a high degree of transparency for the investors.

The Board and senior management recognize their responsibilities to keep investors informed of the Company's strategies and goals. Thus there are designated senior executives who hold regular briefings and teleconferences with institutional investors and equity analysts to keep them abreast of the Company's development and respond to their enquiries.

Good investor relations build on trust, which are in turn fostered by effective communication and mutual understanding. In the future, the Company will continue to provide clear, timely and comprehensive information to investors and analysts and to maintain sound relationships with them.

Report of the Directors

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2010.

Principal Activities

The principal activity of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC through its jointly controlled entities established in the PRC. The principal activity of the Company is investment holding.

Results

The results of the Group for the year ended 30 June 2010 are set out in the Consolidated Statement of Comprehensive Income on page 66.

Dividends

The Directors recommend the payment of a final dividend of HK15 cents per share (2009: HK18 cents). Together with the interim dividend of HK17 cents per share (2009: HK17 cents) paid on 2 March 2010, total dividends for the year will be HK32 cents per share (2009: HK119 cents, inclusive of extraordinary special dividend of HK84 cents).

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Business Review" as set out on pages 16 to 37.

Share Capital

Movements in share capital of the Company during the year are set out in note 23 to the consolidated financial statements.

Bonds

On 13 July 2010, the Company issued corporate bonds of RMB1.38 billion, due in July 2012, to institutional investors (the "Bonds"). The Bonds carry an interest rate of 2.98% per annum, with the interest being payable semi-annually on 13 January and 13 July of each year, beginning on 13 January 2011. Proceeds from the issue of the Bonds will be used to develop and expand the business of the Company and for general financing purposes.

Reserves

Movements in reserves of the Group during the year are set out in the Consolidated Statement of Changes in Equity on page 69 and note 24 to the consolidated financial statements.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 14 to the consolidated financial statements.

Major Customers and Suppliers

The principal business of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC. There are no major customers and suppliers in view of the nature of the Group's business.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are listed on pages 10 to 15 of the annual report.

Changes during the year and up to the date of this report are as follows:

Ir. Leo Kwok Kee LEUNG	(resigned on 1 July 2009)
Mr. Alan Ming Fai TAM	(appointed on 1 July 2009)
Professor Chung Kwong POON	(appointed on 1 July 2009)
Mr. Nicholas Tai Keung MAY *(Alternate to Mr. Barry Chung Tat MOK)*	(resigned on 1 November 2009)
Mr. Barry Chung Tat MOK	(resigned on 31 December 2009)

In accordance with the Company's Articles of Association, every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his last election/re-election and shall be eligible for re-election subject to the provisions of the Articles of Association of the Company. Sir Gordon WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU and Mr. Alan Chi Hung CHAN shall retire from office at the forthcoming annual general meeting and, being eligible, offered themselves for re-election.

The businesses of the Group are respectively under the responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2010, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) the Company[(i)]

	Shares					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(ii)] (interests of controlled corporation)	Other interests	Total interests	% of issued share capital
Sir Gordon WU	13,717,724	5,244,000	21,249,999	6,136,000[(iii)]	46,347,723	1.56%
Eddie Ping Chang HO	4,751,000	275,000	14,000	–	5,040,000	0.17%
Thomas Jefferson WU	13,436,000	–	164,000	–	13,600,000	0.46%
Alan Chi Hung CHAN	478,500	–	–	–	478,500	0.02%
Cheng Hui JIA	324,100	–	–	–	324,100	0.01%
Alan Ming Fai TAM	120,000	–	–	–	120,000	0.00%
Lee Yick NAM	9,000	–	–	–	9,000	0.00%
Kojiro NAKAHARA	2,134	–	–	–	2,134	0.00%
Chung Kwong POON	–	–	30,000	–	30,000	0.00%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 6,136,000 shares represented the interests held by Sir Gordon WU jointly with his wife Lady WU.

Report of the Directors

(B) Associated Corporation

HHL

Directors	HHL Shares					
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(i) (interests of controlled corporation)	Other interests(ii)	Total interests	% of issued share capital
Sir Gordon WU	74,683,240	24,920,000	111,650,000	30,680,000	241,933,240	27.61%
Eddie Ping Chang HO	27,008,000	1,366,000	70,000	–	28,444,000	3.25%
Thomas Jefferson WU	25,880,000	–	820,000	–	26,700,000	3.05%
Alan Chi Hung CHAN	585,000	–	–	–	585,000	0.07%
Cheng Hui JIA	241,000	–	–	–	241,000	0.03%
Lee Yick NAM	90,000	–	–	–	90,000	0.01%
Kojiro NAKAHARA	10,671	–	–	–	10,671	0.00%

Notes:

(i) *The corporate interests of HHL Shares were beneficially owned by companies in which the relevant Directors were deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(ii) *The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady WU.*

All the above interests in the shares of associated corporation were long positions.

Save as aforesaid, as at 30 June 2010, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contribution to the MPF Scheme amounted to approximately HK$443,000.

Share Options

(A) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16 July 2003 (the "Option Scheme"). The Option Scheme will expire on 15 July 2013. A summary of some of the principal terms of the Option Scheme is set out in (B) below.

(B) The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board may approve from time to time.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the total number of shares of the Company in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of the Company is obtained. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 277,848,000 shares (representing 9.38% of the issued share capital of the Company) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the Board at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the Option Scheme during the year ended 30 June 2010 were as follows:

			Number of share options						
	Date of grant	Exercise price per share (HK$)	Outstanding at 01/07/2009	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2010	Exercise period	Closing price before date of grant falling within the year (HK$)
Employees	17/10/2006	5.858	4,440,000	–	–	–	4,440,000	01/12/2007-30/11/2013	N/A
Employees	19/11/2007	6.746	760,000	–	–	400,000	360,000	01/12/2008-30/11/2014	N/A
Employees	24/07/2008	5.800	400,000	–	–	–	400,000	01/08/2009-31/07/2015	N/A
Total			5,600,000	–	–	400,000	5,200,000		

All the share options granted on 11 March 2009 lapsed during the year ended 30 June 2009. No options were cancelled during the year.

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	**Exercise period**
Granted on 17 October 2006	
20% of options granted	01/12/2007 – 30/11/2008
40%* of options granted	01/12/2008 – 30/11/2009
60%* of options granted	01/12/2009 – 30/11/2010
80%* of options granted	01/12/2010 – 30/11/2011
100%* of options granted	01/12/2011 – 30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008 – 30/11/2009
40%* of options granted	01/12/2009 – 30/11/2010
60%* of options granted	01/12/2010 – 30/11/2011
80%* of options granted	01/12/2011 – 30/11/2012
100%* of options granted	01/12/2012 – 30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009 – 31/07/2010
40%* of options granted	01/08/2010 – 31/07/2011
60%* of options granted	01/08/2011 – 31/07/2012
80%* of options granted	01/08/2012 – 31/07/2013
100%* of options granted	01/08/2013 – 31/07/2015

* *including those not previously exercised*

Share Awards

(A) The Award Scheme was adopted by the Board on 25 January 2007. Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (B) below.

(B) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) There were no awarded shares granted or outstanding during the year ended 30 June 2010 and accordingly no dividend income was received in respect of shares hold upon the trust for the Award Scheme (2009: HK$475,000) during the year under review.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options" and "Share Awards", at no time during the year ended 30 June 2010 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meetings of the Company in accordance with the Company's Articles of Association.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30 June 2010, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of shares (corporate interests)	% of issued share capital
Anber Investments Limited	Beneficial owner	2,081,074,098 [(A)]	70.27%
Delta Roads Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Dover Hills Investments Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Supreme Choice Investments Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Hopewell Holdings Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%

Note:

(A) The 2,081,074,098 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of HHL. The interests of Anber, Delta, Dover, Supreme and HHL in the 2,081,074,098 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other. Sir Gordon WU, Mr. Eddie Ping Chang HO and Mr. Thomas Jefferson WU, Directors of the Company, are also directors of Anber, Delta, Dover, Supreme and HHL.

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 30 June 2010.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the securities of the Company during the year ended 30 June 2010.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Continuing Connected Transactions – Management Agreements of Phase II West and Phase III West with Nan Yue

(A) Management Agreement of Phase II West

On 1 June 2007, West Route JV, a company in which the Group and West Route PRC Partner each holds 50% interest, entered into a management agreement ("Phase II Management Agreement") with Nan Yue, a company incorporated in the PRC and its H shares are listed on the Stock Exchange.

Pursuant to the Phase II Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase II West ("Phase II Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Phase II Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase II West). The service fee is 2.5% of the fee for the materials supplied for Phase II West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Phase II Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase II West ("Phase II Construction Contractors"). The material fee shall be payable by the Phase II Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase II West.

Relevant details of the Phase II Management Agreement were disclosed in the announcement dated 1 June 2007 jointly made by the Company and HHL.

(B) Management Agreement of Phase III West with Nan Yue

On 24 May 2010, West Route JV entered into a management agreement with Nan Yue in relation to the management of the material-supply for Phase III West ("Phase III Management Agreement").

Pursuant to the Phase III Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase III West ("Phase III Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Phase III Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase III West). The service fee is 2.5% of the fee for the materials supplied for Phase III West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Phase III Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase III West ("Phase III Construction Contractors"). The material fee shall be payable by the Phase III Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase III West.

Relevant details of the Phase III Management Agreement were disclosed in the announcement dated 24 May 2010 jointly made by the Company and HHL.

Pursuant to the Listing Agreement between the Company and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the Group and West Route PRC Partner, is deemed to be a subsidiary of the Company for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004).

West Route PRC Partner currently has a 50% interest in West Route JV and a 52% interest in Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of the Company). West Route PRC Partner is a state-owned enterprise wholly owned by and under the administration of GPCG, which is in turn a state-owned enterprise established by the Guangdong Provincial Government. Nan Yue is a subsidiary of GPCG and is accordingly deemed to be a connected person of the Company for the purposes of Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the Phase II Management Agreement and the Phase III Management Agreement (collectively the "Management Agreements") constitute continuing connected transactions of the Company under the Listing Rules.

Pursuant to Rule 14A.25 of the Listing Rules, the Phase III Management Agreement is to be aggregated with the Phase II Management Agreement and treated as if they were one transaction.

Phase II West was completed in June 2010 and the Phase II Management Agreement expired on 31 May 2010. The service fee paid and payable to Nan Yue for the Phase II Material Logistics Services provided during the year ended 30 June 2010 under the Phase II Management Agreement was RMB9 million (2009: RMB12 million). The Group did not incur any fees for the Phase III Material Logistics Services during the year ended 30 June 2010.

The Independent Non-executive Directors of the Company have reviewed and confirmed that the Phase II Material Logistics Services and Phase III Material Logistics Services provided by Nan Yue for the financial year ended 30 June 2010 have been entered into in the ordinary and usual course of business of the Group; on normal commercial terms; and in accordance with the Management Agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board engaged DTT, the auditor of the Company, to perform certain agreed upon procedures in respect of the Phase II Material Logistics Services and Phase III Material Logistics Services provided by Nan Yue. DTT has reported the factual findings to the Board based on those agreed procedures that (i) the Phase II Material Logistics Services and Phase III Material Logistics Services have received the approval of the Board of the Company, (ii) the amount of the fees for the Phase II Material Logistics Services and Phase III Material Logistics Services for the year ended 30 June 2010 did not exceed the cap of RMB9 million and RMB5 million respectively (in aggregate RMB14 million) as disclosed in the announcement dated 24 May 2010 jointly made by the Company and HHL, and (iii) the Phase II Material Logistics Services and Phase III Material Logistics Services transactions have been entered into in accordance with the terms of the Management Agreements governing the continuing connected transactions.

Save as disclosed above, related party transactions that did not constitute connected transactions or continuing connected transactions made during the year are disclosed in note 38 to the consolidated financial statements.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Rule 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600,000,000 with a tenor of 5 years from 13 October 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of HHL.

Change in Information of Directors

Professor Chung Kwong POON, Independent Non-executive Director of the Company, was appointed as a member of a special task force formed during the year to review and opine on the findings of a consultancy firm engaged jointly by the Company and HHL to conduct a review of the management model of the corporate functions of HHL and the Group. In consideration of the extra time and efforts to be spent by Professor POON, the Board approved an extra emolument of HK$10,000 be paid to him for attending each meeting of the special task force, up to a maximum of six meetings. Up to the date of this report, the aforementioned Director attended one meeting of the special task force held on 3 August 2010.

Upon confirmations obtained from Directors and specific enquiry made by the Company, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the Company's last published interim report.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Hong Kong, 31 August 2010

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 66 to 116, which comprise the consolidated and Company's statements of financial position as at 30 June 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors of the Company, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2010 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
31 August 2010

Financial Report

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2010

	Notes	2009 HK$'000	**2010** **HK$'000**
Toll revenue		1,809,179	**1,939,557**
Revenue on construction		1,215,977	**1,520,870**
Turnover	5	3,025,156	**3,460,427**
Other income and other expense	6	163,336	**9,083**
Construction costs		(1,215,977)	**(1,520,870)**
Provision for resurfacing charges		(12,674)	**(9,571)**
Toll expressway operation expenses		(143,423)	**(183,464)**
Depreciation and amortization charges		(307,102)	**(336,997)**
General and administrative expenses		(83,513)	**(81,992)**
Finance costs	7	(161,506)	**(72,067)**
Profit before tax		1,264,297	**1,264,549**
Income tax expenses	8	(187,303)	**(291,400)**
Profit for the year	9	1,076,994	**973,149**
Other comprehensive income			
Exchange (loss) gain arising on translation to presentation currency		(15,170)	**39,686**
Total comprehensive income for the year		1,061,824	**1,012,835**
Profit for the year attributable to:			
Owners of the Company		1,059,399	**955,912**
Non-controlling interests		17,595	**17,237**
		1,076,994	**973,149**
Total comprehensive income attributable to:			
Owners of the Company		1,044,229	**995,598**
Non-controlling interests		17,595	**17,237**
		1,061,824	**1,012,835**
		HK cents	**HK cents**
Earnings per share	12		
Basic		35.72	**32.28**
Diluted		35.72	**32.28**

Consolidated Statement of Financial Position

As at 30 June 2010

	Notes	2009 HK$'000	**2010 HK$'000**
ASSETS			
Non-current Assets			
Property and equipment	*14*	189,401	**307,095**
Concession intangible assets	*15*	11,279,829	**12,574,054**
Balance with a jointly controlled entity	*19*	141,062	**177,430**
		11,610,292	**13,058,579**
Current Assets			
Inventories		2,370	**1,995**
Deposits and prepayments		15,192	**63,228**
Other receivables	*21*	62,666	**67,339**
Other receivable from a jointly controlled entity	*21*	–	**37,218**
Pledged bank balances and deposits of jointly controlled entities	*22*	118,927	**122,119**
Bank balances and cash	*22*		
– The Group		2,775,222	**2,474,859**
– Jointly controlled entities		3,136	**268,055**
		2,977,513	**3,034,813**
Total Assets		14,587,805	**16,093,392**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	*23*	296,169	**296,169**
Share premium and reserves		8,044,836	**8,003,982**
Equity attributable to owners of the Company		8,341,005	**8,300,151**
Non-controlling interests		47,930	**51,847**
Total Equity		8,388,935	**8,351,998**
Non-current Liabilities			
Other payables	*25*	39,732	**–**
Bank and other loans of jointly controlled entities	*26*	4,893,801	**5,265,080**
Balance with a joint venture partner	*27*	141,010	**177,376**
Resurfacing obligations	*28*	8,421	**28,010**
Deferred tax liabilities	*29*	320,307	**325,510**
		5,403,271	**5,795,976**
Current Liabilities			
Other payables, accruals and deposits received	*25*	387,443	**798,771**
Provision	*6(i)*	–	**33,034**
Balances with joint venture partners	*27*	–	**371,628**
Bank loans of jointly controlled entities	*26*	344,344	**650,867**
Other interest payable		3,604	**5,208**
Tax liabilities		32,029	**85,910**
Resurfacing obligations	*28*	28,179	**–**
		795,599	**1,945,418**
Total Liabilities		6,198,870	**7,741,394**
Total Equity and Liabilities		14,587,805	**16,093,392**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

Company Statement of Financial Position

As at 30 June 2010

	Notes	2009 HK$'000	**2010 HK$'000**
ASSETS			
Non-current Assets			
Investments in subsidiaries	*16*	2,279,147	**2,390,323**
Amount due from a subsidiary	*18*	530,347	**715,432**
		2,809,494	**3,105,755**
Current Assets			
Deposits and prepayments		1,717	**2,575**
Amounts due from subsidiaries	*20*	710,676	**1,334,327**
Bank balances and cash	*22*	2,771,486	**1,994,050**
		3,483,879	**3,330,952**
Total Assets		6,293,373	**6,436,707**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	*23*	296,169	**296,169**
Share premium and reserves	*24*	5,990,676	**6,133,830**
		6,286,845	**6,429,999**
Current Liabilities			
Other payables and accruals	*25*	5,160	**5,970**
Amounts due to subsidiaries	*20*	1,368	**738**
Total Liabilities		6,528	**6,708**
Total Equity and Liabilities		6,293,373	**6,436,707**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

Consolidated Statement of Changes in Equity

For the year ended 30 June 2010

	Attributable to owners of the Company										
	Share capital HK$'000	Share premium HK$'000	PRC statutory reserves HK$'000	Translation reserve HK$'000	Shares held for share award scheme HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Retained profits HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total HK$'000
As at 1 July 2008	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	3,391,467	11,549,553	50,718	11,600,271
Exchange loss on translation to presentation currency	–	–	–	(15,170)	–	–	–	–	(15,170)	–	(15,170)
Profit for the year	–	–	–	–	–	–	–	1,059,399	1,059,399	17,595	1,076,994
Total comprehensive (expense) income for the year	–	–	–	(15,170)	–	–	–	1,059,399	1,044,229	17,595	1,061,824
Recognition of equity-settled share-based payments	–	–	–	–	–	1,038	614	–	1,652	–	1,652
Shares vested for share award scheme	–	–	–	–	2,768	–	(2,158)	(610)	–	–	–
Forfeiture of vested share options	–	–	–	–	–	(189)	–	189	–	–	–
Shares repurchased and cancelled	(879)	(36,965)	–	–	–	–	–	–	(37,844)	–	(37,844)
Transfer between reserves	–	–	601	–	–	–	–	(601)	–	–	–
Dividends recognized as distribution during the year *(note 11)*	–	(2,495,202)	–	–	–	–	–	(1,721,383)	(4,216,585)	–	(4,216,585)
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	(20,383)	(20,383)
As at 30 June 2009	296,169	4,942,924	110,427	258,450	–	4,574	–	2,728,461	8,341,005	47,930	8,388,935
Exchange gain on translation to presentation currency	–	–	–	39,686	–	–	–	–	39,686	–	39,686
Profit for the year	–	–	–	–	–	–	–	955,912	955,912	17,237	973,149
Total comprehensive income for the year	–	–	–	39,686	–	–	–	955,912	995,598	17,237	1,012,835
Recognition of equity-settled share-based payments	–	–	–	–	–	140	–	–	140	–	140
Forfeiture of vested share options	–	–	–	–	–	(78)	–	78	–	–	–
Transfer between reserves	–	–	281	–	–	–	–	(281)	–	–	–
Dividends recognized as distribution during the year *(note 11)*	–	–	–	–	–	–	–	(1,036,592)	(1,036,592)	–	(1,036,592)
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	(13,320)	(13,320)
As at 30 June 2010	296,169	4,942,924	110,708	298,136	–	4,636	–	2,647,578	8,300,151	51,847	8,351,998

Consolidated Statement of Cash Flows

For the year ended 30 June 2010

	Note	2009 HK$'000	**2010 HK$'000**
OPERATING ACTIVITIES			
Profit before tax		1,264,297	**1,264,549**
Adjustments for:			
Revenue on construction	*34*	(1,215,977)	**(1,520,870)**
Construction costs		1,215,977	**1,520,870**
Interest expense, fair value adjustment and loss from re-estimation of future cash flows		434,950	**59,739**
Interest income, fair value adjustment and gain from re-estimation of future cash flows		(426,289)	**(19,128)**
Net exchange loss		2,256	**595**
Provision for resurfacing charges		12,674	**9,571**
Depreciation and amortization charges		307,102	**336,997**
Share-based payment expense		1,652	**140**
Impairment losses reversed on receivables		(1,098)	**(59)**
Gain on disposal of property and equipment		(58)	**(3)**
Provision charge		–	**33,034**
Operating cash flows before movements in working capital		1,595,486	**1,685,435**
(Increase) decrease in inventories		(318)	**375**
Decrease (increase) in deposits and prepayments		2,020	**(48,036)**
Decrease (increase) in other receivables		30,826	**(4,614)**
Increase in other payables, accruals and deposits received		30,068	**56,962**
Decrease in resurfacing obligations		(1,868)	**(18,995)**
Cash generated from operations		1,656,214	**1,671,127**
Income taxes paid		(115,597)	**(236,898)**
NET CASH FROM OPERATING ACTIVITIES		1,540,617	**1,434,229**
INVESTING ACTIVITIES			
Purchases of property and equipment		(49,298)	**(146,520)**
Construction costs paid		(1,170,384)	**(1,101,502)**
Proceeds on disposals of property and equipment		89	**8**
Repayments of registered capital contributions and loans made to a jointly controlled entity		28,625	**–**
Repayments of other receivable from a jointly controlled entity		11,690	**–**
Advance to a jointly controlled entity		–	**(37,218)**
Advance of registered capital contributions		(54,461)	**(112,406)**
Interest received		74,223	**10,601**
NET CASH USED IN INVESTING ACTIVITIES		(1,159,516)	**(1,387,037)**
FINANCING ACTIVITIES			
New bank and other loans raised		1,019,967	**1,387,515**
Repayment of bank and other loans		(470,253)	**(752,087)**
Registered capital contribution and loans made from joint venture partners		235,022	**484,034**
Interest paid		(210,070)	**(153,064)**
Dividends paid to:			
– owners of the Company		(4,216,585)	**(1,036,592)**
– non-controlling interests of a subsidiary		(20,383)	**(13,320)**
Repurchase of shares		(37,844)	**–**
NET CASH USED IN FINANCING ACTIVITIES		(3,700,146)	**(83,514)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,319,045)	**(36,322)**
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		6,210,116	**2,870,069**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(21,002)	**3,758**
CASH AND CASH EQUIVALENTS CARRIED FORWARD		2,870,069	**2,837,505**
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS:			
Bank balances and cash		2,778,358	**2,742,914**
Pledged bank balances and deposits of jointly controlled entities		91,711	**94,591**
CASH AND CASH EQUIVALENTS CARRIED FORWARD		2,870,069	**2,837,505**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

1. General information

The Company is an exempted company with limited liability incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's immediate holding company is Anber Investments Limited, a limited company incorporated in the British Virgin Islands. The Company's ultimate holding company is Hopewell Holdings Limited ("HHL"), a public limited company incorporated in Hong Kong whose shares are listed on the Stock Exchange.

The addresses of the registered office and principal place of business of the Company are disclosed in the section of corporate information in the annual report.

The Company is an investment holding company. Details of the principal activities of the principal subsidiaries and jointly controlled entities are set out in notes 33 and 17 respectively.

The functional currency of the Company is Renminbi ("RMB"). The consolidated financial statements are presented in Hong Kong dollars ("HKD") as the directors of the Company consider that HKD is the appropriate presentation currency since the shares of the Company are listed on the Stock Exchange.

2. Adoption of new and revised international financial reporting standards

In the current year, the Group has applied the following new and revised Standards, Amendments and Interpretations issued by the International Accounting Standards Board (collectively referred to as the "new and revised IFRSs").

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 (Amendment)	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers
IFRSs (Amendments)	Improvements to IFRSs issued in May 2008
IFRSs (Amendments)	Improvements to IFRSs issued in April 2009 except for the improvements that are effective for annual periods beginning on or after 1 January 2010

Except as described below, the adoption of the new and revised IFRSs has had no material effect on the consolidated financial statements of the Group for the current or prior accounting periods.

New and revised IFRSs affecting presentation and disclosure only

IAS 1 (Revised) "Presentation of Financial Statements"

IAS 1 (Revised) has introduced terminology changes (including revised titles for the consolidated financial statements) and changes in the format and content of the consolidated financial statements.

IFRS 8 "Operating Segments"

IFRS 8 is a disclosure standard that has resulted in a redesignation of the Group's reportable segments (see note 5).

The Group has not early applied the following new and revised Standards, Amendments or Interpretation that have been issued but are not yet effective.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

2. Adoption of new and revised international financial reporting standards *(continued)*

New and revised IFRSs affecting presentation and disclosure only *(continued)*

IFRSs (Amendments)	Improvements to IFRSs April 2009 that are effective for annual periods on or after 1 January 2010[1]
IFRSs (Amendments)	Improvements to IFRSs May 2010[2]
IAS 24 (Revised)	Related Party Disclosures[6]
IAS 32 (Amendment)	Classification of Rights Issues[4]
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[3]
IFRS 1 (Amendment)	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters[5]
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[3]
IFRS 9	Financial Instruments[7]
IFRIC 14 (Amendment)	Prepayments of a Minimum Funding Requirement[6]
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments[5]

1 *Amendments that are effective for annual periods beginning on or after 1 January 2010, as appropriate*
2 *Effective for annual periods beginning on or after 1 July 2010 and 1 January 2011, as appropriate*
3 *Effective for annual periods beginning on or after 1 January 2010*
4 *Effective for annual periods beginning on or after 1 February 2010*
5 *Effective for annual periods beginning on or after 1 July 2010*
6 *Effective for annual periods beginning on or after 1 January 2011*
7 *Effective for annual periods beginning on or after 1 January 2013*

The directors of the Company anticipate that the application of these new and revised Standards, Amendments or Interpretation will have no material impact on the consolidated financial statements.

3. Significant accounting policies

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and the disclosure requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on the historical cost basis, as explained in the principal accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and jointly controlled entities made up to each end of the reporting period.

The results of operation of subsidiaries acquired or disposed of during the year are fully consolidated and included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Non-controlling interests in subsidiaries are presented separately from the equity of owners of the Company. Total comprehensive income and expense of a subsidiary is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Prior to 1 July 2009, losses applicable to the non-controlling interests in excess of the non-controlling interests in the subsidiary's equity were allocated against the interests of the Group.

Investments in subsidiaries

Subsidiaries are those entities (including special purpose entities) in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

In the Company statement of financial position, investments in subsidiaries are stated at cost less any identified impairment loss.

3. Significant accounting policies *(continued)*

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activity require the unanimous consent of the parties sharing control.

Joint venture arrangements which involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method based on the profit-sharing ratios specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial statements on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealized profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealized losses provide evidence of an impairment of the asset.

Construction contracts

Where the outcome of a construction contract, including construction services of the infrastructure under service concession arrangements, can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expenses immediately.

Property and equipment

Property and equipment, including building held for use in the supply of services, or for administrative purposes other than construction in progress, are stated at cost less subsequent accumulated depreciation and any accumulated impairment loss.

Construction in progress is stated at cost less any identified impairment losses. Cost includes professional fee and, for qualifying assets, borrowing cost capitalized in accordance with the Group's accounting policy. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property and equipment, commences when the assets are ready for their intended use.

Depreciation of property and equipment other than construction in progress is provided to write off their costs over their estimated useful lives after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Buildings	3% – 3.45%
Motor vehicles	9% – 20%
Ancillary traffic facilities, furniture, fixtures and equipment	3.45% – 20%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognized.

3. Significant accounting policies *(continued)*

Concession intangible assets

When the Group has a right to charge for usage of toll expressway, as a consideration for providing construction services in a service concession arrangement, it recognizes a concession intangible asset at fair value upon initial recognition. The concession intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of concession intangible assets is calculated to write off their costs, commencing from the date of commencement of commercial operation of the underlying toll expressways to the end of the respective remaining concession periods of eighteen to twenty-five years. The annual amortization of concession intangible assets is calculated by applying the ratio of actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the respective remaining concession periods to the net carrying value of the assets. The expected traffic volume is estimated by management with reference to the traffic projection reports prepared by independent traffic consultants.

Gain or loss arising from derecognition of the concession intangible assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit or loss in the period in which the item is derecognized.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts and related business taxes.

The Group operates construction services in exchange for concession intangible assets. The revenue on construction is recognized by reference to the stage of completion of the contract activity at the end of the reporting period, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

Toll revenue from the operation of toll expressways is recognized at the time of usage and when the tolls are received and receivable.

Interest income from financial assets is recognized on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of those financial asset to that asset's net carrying amount on initial recognition.

Management fee income is recognized when the related services are provided.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases, which consists primarily of income from renting of machinery and equipment to local contractors and leasing of space along the toll expressway for advertising and oil stations, is recognized in profit or loss on a straight-line basis over the respective lease term.

The Group as lessee

Operating leases payment are recognized as an expense on a straight-line basis over the term of the relevant leases.

3. Significant accounting policies *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group are translated into the presentation currency of the Group (i.e. HKD) at the rates of exchange prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (the translation reserve). Such translation differences in relation to foreign operations are recognized in profit or loss in the year in which the foreign operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized as expenses in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense when employees rendered services entitling them to the contribution. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit scheme.

Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liabilities for current tax is calculated using tax rates that have been enacted or substantially enacted by the end of the reporting period.

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

3. Significant accounting policies *(continued)*

Taxation *(continued)*

The carrying amount of deferred tax asset is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is recognized in profit or loss.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at the lower of cost and net realizable value. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognized on the statements of financial position when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Any difference arising on initial recognition between the fair value and the consideration given/received is recognized as fair value adjustment in profit or loss to the extent that this difference does not represent a capital contribution by the equity participant/distributions to equity participant.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

If the estimate of payments or receipts is revised, the carrying amount of the financial asset or financial liability (or group of financial instruments) is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

Financial assets

The financial assets of the Group and the Company are classified as loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables (including balance with a jointly controlled entity, other receivables, amounts due from subsidiaries, other receivable from a jointly controlled entity, bank balances and deposits, and cash) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

3. Significant accounting policies *(continued)*

Financial instruments *(continued)*

Financial assets (continued)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of the reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Financial assets are assessed for impairment on an individual basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts due from subsidiaries and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When the amounts due from subsidiaries and other receivable are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis for debt instruments.

Financial liabilities

Financial liabilities (including other payables, accruals and deposits received, bank and other loans of jointly controlled entities, other interest payable and balances with joint venture partners and amounts due to subsidiaries) are subsequently measured at amortized cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The cost of the Company's shares repurchased by the Company (or its subsidiaries) is recognized as a deduction from equity. For the shares repurchased for the shares award scheme, the cost of the Company's shares repurchased is recognized as a deduction from equity under the reserve of shares held for share award scheme. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of such shares.

3. Significant accounting policies *(continued)*

Financial instruments *(continued)*

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Resurfacing obligations

As part of its obligations under the contractual service arrangements, the jointly controlled entities of the Group assume responsibility for resurfacing of the toll expressways. The resulting resurfacing costs are recognized as resurfacing obligations, when the jointly controlled entities of the Group has a present legal or constructive obligation as a result of past events.

Resurfacing obligations are measured at the present value of the director's best estimate of the expenditures expected to be required to settle the obligation at the end of the reporting period that is proportional to the traffic volume by that date, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the resurfacing obligations due to passage of time (over the estimated resurfacing work for every twelve years) is recognized in profit or loss.

Provision

Provision is recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provision is measured at the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect is material).

Equity-settled share-based payment transactions

The fair value of services received, determined by reference to the fair value of share options and awarded shares granted at the grant date, is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve and share award reserve respectively).

At the end of the reporting period, the Group revises its estimates of the number of share options and the awarded shares that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognized in profit or loss, with a corresponding adjustment to share option reserve and share award reserve respectively.

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

At the time when the awarded shares are vested, the amount previously recognized in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits.

Impairment losses on tangible and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

3. Significant accounting policies *(continued)*

Impairment losses on tangible and intangible assets *(continued)*

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

4. Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future. The estimates and assumptions have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

(a) Amortization of concession intangible assets

Amortization of concession intangible assets is calculated based on the ratio of actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the remaining concession periods of the service concession agreements. Adjustments may need to be made to the carrying amounts of concession intangible assets should there be a material difference between the total expected traffic volume and the actual results.

As at 30 June 2010, as part of the established policy of the Group, the Company's management has reviewed the total expected traffic volume and made appropriate adjustments to the assumptions of the expected traffic volume with reference to the latest independent traffic studies.

In the current year, the Group reported amortization of concession intangible assets amounting to approximately HK$306,836,000 (2009: HK$277,817,000). The management of the Company considers that these are calculated by reference to the best estimates of the total expected traffic volumes of the underlying toll expressways and they should not be materially different from the actual traffic volumes in the future. The current year amortization charged to profit or loss is less than the amortization estimated in the prior financial year based on the then expected traffic volumes for future financial years by approximately HK$2,507,000 (2009: HK$94,893,000).

(b) Resurfacing obligations

The jointly controlled entities of the Group have contractual obligations under the contractual service arrangements to maintain the toll expressways to a specified level of serviceability over the respective concession periods. These obligations to maintain or restore the toll expressways, except for upgrade services, are to be recognized and measured as resurfacing obligations. Resurfacing obligations as at 30 June 2010 amounting to HK$28,010,000 (2009: HK$36,600,000) had been made at the present value of expenditures expected to be incurred by the Group to settle the obligations.

The amount expected to be required to settle the obligations at the end of the reporting period is determined based on the number of major resurfacing works to be undertaken over the concession periods under the service concession agreements and the expected costs to be incurred for each event. The costs are then discounted to the present value based on a pre-tax discount rate.

The expected costs for maintenance and resurfacing and the timing of such events to take place involve estimates made by the directors of the Company, which were based on the resurfacing plans of the Group, historical costs incurred for similar activities and the latest quotations from the service provider.

In addition, the directors of the Company are of the view that the discount rate currently used in the current estimate should reflect the time value of money and the risks specific to the obligations.

If the expected expenditures, resurfacing plans and discount rate were different from management's current estimates, the change in resurfacing obligations is required to be accounted for prospectively.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

5. Turnover and segment information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll revenue received and receivable from the operations of toll expressways in the People's Republic of China ("the PRC"), net of business tax and revenue on construction and is analyzed as follows:

	2009 HK$'000	**2010** **HK$'000**
Toll revenue before business tax	1,865,145	**1,999,580**
Business tax	(55,966)	**(60,023)**
	1,809,179	**1,939,557**
Revenue on construction	1,215,977	**1,520,870**
	3,025,156	**3,460,427**

The Group has adopted IFRS 8 "Operating Segments" with effect from 1 July 2009. IFRS 8 is a disclosure standard that requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of allocating resources to segments and assessing their performance. In contrast, the predecessor Standard, IAS 14 "Segment Reporting", required an entity to identify two sets of segments (business and geographical) using a risks and returns approach. In the past, the Group had only one business segment, namely the construction under service concession, development, operation and management of toll expressways in the PRC through its jointly controlled entities established in the PRC. Accordingly, no business and geographical segments were presented. As a result, the application of IFRS 8 has resulted in a redesignation of the Group's operating segments as compared with the primary reportable segments determined in accordance with IAS 14.

Information reported to the chief operating decision maker, including segment revenue, earnings before interest and tax ("EBIT") and segment result, is more specifically focused on individual toll expressways projects jointly operated and managed by the Group and the relevant joint venture partners. The Group's operating segments under IFRS 8 are therefore as follows:

- Guangzhou-Shenzhen Superhighway ("GS Superhighway")
- Phase I of the Western Delta Route ("Phase I West")
- Phase II of the Western Delta Route ("Phase II West")

Information regarding the above segments is reported below. Amounts reported for the prior year have been restated to conform to the requirements of IFRS 8.

5. Turnover and segment information *(continued)*

Segment revenue and results

	2009			2010		
	Segment revenue HK$'000	EBIT HK$'000	Segment result HK$'000	**Segment revenue HK$'000**	**EBIT HK$'000**	**Segment result HK$'000**
GS Superhighway	1,726,894	1,275,791	999,666	**1,850,658**	**1,295,863**	**980,357**
Phase I West	82,285	56,673	23,782	**87,788**	**59,439**	**34,990**
Phase II West	–	–	–	**1,111**	**135**	**(2,404)**
Total	1,809,179	1,332,464	1,023,448	**1,939,557**	**1,355,437**	**1,012,943**
Corporate interest income from bank deposits			71,612			**8,851**
Other income			58,005			**4,560**
Corporate general and administrative expenses			(45,477)			**(40,164)**
Corporate finance costs			(28,178)			**(12,347)**
Corporate income tax expense			(160)			**(99)**
Net exchange loss			(2,256)			**(595)**
Profit for the year			1,076,994			**973,149**

All of the segment revenue reported above is earned from external customers.

Segment result represents the profit earned or loss incurred by each segment without allocation of corporate interest income from bank deposits, other income (excluding interest income from bank deposits of jointly controlled entities, rental income and other income derived from jointly controlled entities), corporate general and administrative expenses, corporate finance costs, corporate income tax expense and net exchange loss. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

Reconciliation from segment revenue to turnover

	2009 HK$'000	**2010 HK$'000**
Segment revenue – toll revenue	1,809,179	**1,939,557**
Revenue on construction	1,215,977	**1,520,870**
Turnover	3,025,156	**3,460,427**

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

5. Turnover and segment information *(continued)*

Other segment information

2009

	GS Superhighway HK$'000	Phase I West HK$'000	Phase II West HK$'000	Segment total HK$'000	Reallocation HK$'000 *(note)*	Unallocated HK$'000	Consolidated total HK$'000
Amounts included in the measure of segment profit or loss:							
Depreciation and amortization	292,392	9,874	-	302,266	-	4,836	307,102
Interest income	(2,310)	(301)	-	(2,611)	(33,583)	(71,612)	(107,806)
Interest expenses	93,831	28,042	-	121,873	11,455	28,178	161,506
Income tax expenses	182,294	4,849	-	187,143	-	160	187,303

2010

	GS Superhighway HK$'000	**Phase I West HK$'000**	**Phase II West HK$'000**	**Segment total HK$'000**	**Reallocation HK$'000** *(note)*	**Unallocated HK$'000**	**Consolidated total HK$'000**
Amounts included in the measure of segment profit or loss:							
Depreciation and amortization	**325,275**	**10,395**	**227**	**335,897**	**-**	**1,100**	**336,997**
Interest income	**(1,667)**	**(83)**	**-**	**(1,750)**	**(8,527)**	**(8,851)**	**(19,128)**
Interest expenses	**31,266**	**17,388**	**2,539**	**51,193**	**8,527**	**12,347**	**72,067**
Income tax expenses	**284,240**	**7,061**	**-**	**291,301**	**-**	**99**	**291,400**

Note: Included in the measure of segment profit or loss, interest income from loan made by the Group to a jointly controlled entity and imputed interest income on interest-free registered capital contributions and loan made to a jointly controlled entity are presented with imputed interest on interest-free registered capital contributions and loan made by joint venture partners on a net basis. Amounts are reallocated to reconcile from "Segment total" to "Consolidated total".

Geographical information

The Group's operations are located in the PRC. All of the Group's revenue from external customers by location where the services were provided and the location of the non-current assets amounting to HK$12,881,149,000 (2009: HK$11,469,230,000) are in the PRC.

Segment assets and liabilities

Information of the operating segments of the Group reported to the chief operating decision maker for the purposes of resource allocation and performance assessment does not include any assets and liabilities. Accordingly, no segment assets and liabilities are presented.

6. Other income and other expense

	2009 HK$'000	**2010 HK$'000**
Fair value adjustment on interest-free registered capital contributions made by a joint venture partner	61,262	**–**
Gain from re-estimation of future cash flows on interest-free registered capital contributions made by a joint venture partner *(note (ii))*	257,221	**–**
Interest income from:		
Loan made by the Group to a jointly controlled entity	99	**–**
Bank deposits	74,223	**10,601**
Imputed interest income on interest-free registered capital contributions and loan made to a jointly controlled entity	33,484	**8,527**
Net exchange loss	(2,256)	**(595)**
Rental income	6,873	**4,525**
Management fee income from jointly controlled entities	793	**481**
Gain on disposal of property and equipment	58	**3**
Provision charge *(note (i))*	–	**(33,034)**
Loss from re-estimation of future cash flows on interest-free registered capital contributions made to a jointly controlled entity *(note (ii))*	(285,838)	**–**
Others	17,417	**18,575**
	163,336	**9,083**

Notes:

(i) The amount represented the Group's proportionate share of the provision for compensation payable to a third party for the cause of direct economic loss upon early termination of an agreement entered into by a jointly controlled entity during the year ended 30 June 2010. The management of the Company considered the jointly controlled entity has the present obligation to pay out such amount as at 30 June 2010 which is the management's best estimate with reference to terms of the contract.

(ii) As set out in notes 17(ii), 19 and 27, the registered capital contributions made by the Group and the PRC joint venture partner to 廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") are interest-free and are required to be repaid to both the Group and the PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV. Therefore, the registered capital contributions are classified as financial instruments and subject to fair value measurement at initial recognition and subsequently measured at amortized costs using the effective interest method.

Based on the construction progress of Phase II of the Western Delta Route ("Phase II West"), the directors of the Company reassessed the estimated future cash flows from the West Route JV as at 30 June 2009 and considered that the repayment of the registered capital contributions made by the Group and the PRC joint venture partner to West Route JV, classified as balances with jointly controlled entities and balance with a joint venture partner respectively, were expected to be extended to the expiry dates of the relevant concession periods for both Phase I of the Western Delta Route ("Phase I West") and Phase II West.

7. Finance costs

	2009 HK$'000	**2010 HK$'000**
Interest on bank loans	208,259	**153,455**
Imputed interest on:		
Interest-free registered capital contributions and loan made by a joint venture partner	27,174	**8,525**
Other interest-free loan	370	**396**
	235,803	**162,376**
Other financial expenses	12,394	**12,328**
	248,197	**174,704**
Less: Amounts included in toll expressway construction costs	(86,691)	**(102,637)**
	161,506	**72,067**

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

8. Income tax expenses

	2009 HK$'000	**2010** **HK$'000**
The tax charge comprises:		
PRC Enterprise Income Tax		
The Group	1,238	**60,370**
Jointly controlled entities	116,941	**228,372**
Deferred taxation *(note 29)*	69,124	**2,658**
	187,303	**291,400**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Included in the PRC Enterprise Income Tax charge of the Group are the withholding tax in relation to the dividends distributed from 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group and West Route JV in aggregate at HK$60,270,000 (2009: West Route JV of HK$1,078,000).

The PRC Enterprise Income Tax charge of the jointly controlled entities represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of GS Superhighway JV amounting to approximately HK$224,292,000 (2009: HK$114,896,000), which is calculated at 10% for the half year ended 31 December 2009 and 22% for the half year ended 30 June 2010 (2009: 9% for the half year ended 31 December 2008 and 10% for the half year ended 30 June 2009) of the estimated assessable profit for the relevant periods and the Group's proportionate share of the provision for the PRC Enterprise Income Tax of West Route JV in respect of Phase I West amounting to approximately HK$4,080,000 (2009: HK$2,045,000), which is calculated at 10% for the half year ended 31 December 2009 and 11% for the half year ended 30 June 2010 (2009: 9% for the half year ended 31 December 2008 and 10% for the half year ended 30 June 2009) of estimated assessable profit for the relevant periods.

GS Superhighway JV is entitled to a 5-year exemption from income tax commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and 5-years half of the regular tax rate ("5+5" exemption). The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31 December 2000 and the "5+5" exemption from income tax expired in December 2009.

West Route JV is entitled to a 2-year exemption from income tax for income from Phase I West commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and a 3-year concessionary rate of half of the regular tax rate ("2+3" exemption). The first year for which West Route JV recorded profit from Phase I West for PRC tax purpose was the year ended 31 December 2006 and 2-year exemption from income tax expired in December 2007.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which changed the tax rate from 18% (including 3% local tax) to 25% for the PRC jointly controlled entities of the Group from 1 January 2008. On 26 December 2007, the State Council announced the detailed measures and regulations of the New Law ("Implementation Rules"). The Implementation Rules ratcheted the PRC Enterprise Income Tax at 15% rate over five years to 25% for grandfathering of incentives. It has been stated that grandfathering would apply to both the "2+3" exemption or "5+5" exemption and for enterprises enjoying certain geographic incentive rates (often 15%). For those enterprises that paid at this 15% rate, the 15% rate would ratchet up to 18%, 20%, 22%, 24% and 25% in years 2008, 2009, 2010, 2011 and 2012 respectively. The deferred tax balances have been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

Under the Implementation Rules, West Route JV is entitled to a 3-year exemption from income tax from Phase II West commencing from the first receipt of toll revenue on 25 June 2010 and 3-year concessionary rate of half of the regular tax rate. The applicable regular tax rate is 25%.

8. Income tax expenses *(continued)*

The income tax expenses for the year can be reconciled to the profit before tax per consolidated statement of comprehensive income as follows:

	2009 HK$'000	**2010 HK$'000**
Profit before tax	1,264,297	**1,264,549**
Tax at normal PRC income tax rate of 25% (2009: 25%)	316,074	**316,137**
Effect of concessionary rate on income tax expenses	(269,837)	**(122,327)**
Tax effect of income not taxable for tax purposes	(188,282)	**(171,028)**
Tax effect of expenses not deductible for tax purposes	267,137	**210,760**
Differential tax rate on temporary difference of jointly controlled entities	7,927	**372**
Deferred tax on undistributed earnings of PRC jointly controlled entities *(note 29)*	55,135	**(2,303)**
Withholding tax on earnings distributed by PRC jointly controlled entities	1,078	**60,270**
Others	(1,929)	**(481)**
Income tax expenses	187,303	**291,400**

9. Profit for the year

	2009 HK$'000	**2010 HK$'000**
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	1,700	**1,612**
Directors' remuneration *(note 10)*	14,675	**15,360**
Other staff costs	101,419	**114,239**
Total staff costs	116,094	**129,599**
Amortization of concession intangible assets	277,817	**306,836**
Depreciation of property and equipment	29,285	**30,912**
Less: Amount included in toll expressway construction costs	–	**(751)**
	29,285	**30,161**
Impairment losses reversed on other receivables	(1,098)	**(59)**
Gain on disposal of property and equipment	(58)	**(3)**

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

10. Directors' and five highest paid individuals' emoluments

Directors' emoluments

The emoluments paid or payable to each of the 12 (2009: 12) directors were as follows:

	2009						2010					
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Bonus HK$'000	Contributions to retirement benefits plans HK$'000	Share award HK$'000	Total HK$'000	**Directors' fees HK$'000**	**Salaries and other benefits HK$'000**	**Bonus HK$'000**	**Contributions to retirement benefits plans HK$'000**	**Share award HK$'000**	**Total HK$'000**
Sir Gordon Ying Sheung WU	300	3,000	–	–	–	3,300	**300**	**3,000**	**-**	**-**	**-**	**3,300**
Eddie Ping Chang HO	250	2,400	–	–	–	2,650	**250**	**2,400**	**-**	**-**	**-**	**2,650**
Thomas Jefferson WU	200	1,656	138	12	–	2,006	**200**	**1,798**	**154**	**12**	**-**	**2,164**
Alan Chi Hung CHAN	200	1,690	138	12	226	2,266	**200**	**2,157**	**138**	**12**	**-**	**2,507**
Leo Kwok Kee LEUNG *(note a)*	200	1,500	125	12	162	1,999	**-**	**-**	**-**	**-**	**-**	**-**
Lijia HUANG *(note b)*	58	134	–	–	–	192	**-**	**-**	**-**	**-**	**-**	**-**
Cheng Hui JIA	200	830	70	–	162	1,262	**200**	**1,734**	**70**	**-**	**-**	**2,004**
Philip Tsung Cheng FEI	200	–	–	–	–	200	**200**	**-**	**-**	**-**	**-**	**200**
Lee Yick NAM	200	–	–	–	–	200	**200**	**-**	**-**	**-**	**-**	**200**
Kojiro NAKAHARA	200	–	–	–	–	200	**200**	**-**	**-**	**-**	**-**	**200**
Gordon YEN	200	–	–	–	–	200	**200**	**-**	**-**	**-**	**-**	**200**
Barry Chung Tat MOK *(note a)*	200	–	–	–	–	200	**100**	**-**	**-**	**-**	**-**	**100**
Alan Ming Fai TAM *(note c)*	–	–	–	–	–	–	**200**	**1,345**	**78**	**12**	**-**	**1,635**
Chung Kwong POON *(note c)*	–	–	–	–	–	–	**200**	**-**	**-**	**-**	**-**	**200**
	2,408	11,210	471	36	550	14,675	**2,450**	**12,434**	**440**	**36**	**-**	**15,360**

Notes:

(a) *Ir. Leo Kwok Kee LEUNG and Mr. Barry Chung Tat MOK resigned as Executive Directors of the Company with effect from 1 July 2009 and 31 December 2009, respectively.*

(b) *Mr. Lijia HUANG retired as an Executive Director of the Company on 13 October 2008. During the year ended 30 June 2009, the directors' emoluments paid or payable to Mr. Lijia HUANG included approximately HK$32,000 paid by GS Superhighway JV proportionately shared by the Group.*

(c) *Mr. Alan Ming Fai TAM and Professor Chung Kwong POON were appointed as Executive Director and Independent Non-executive Director of the Company respectively on 1 July 2009.*

Five highest paid individuals' emoluments

The five highest paid individuals of the Group in 2009 and 2010 were all directors of the Company and details of their emoluments are disclosed above.

During the two years ended 30 June 2010, no emoluments were paid by the Group to any of the persons who are directors or the five highest paid individuals of the Company as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

11. Dividends

	2009 HK$'000	**2010 HK$'000**
Dividends paid and recognized as a distribution during the year:		
Interim dividend paid of HK17 cents (2009: HK17 cents) per share	503,487	**503,488**
Special interim dividend for the year ended 30 June 2009 paid of HK84 cents per share	2,495,202	**–**
Final dividend for the year ended 30 June 2009 paid of HK18 cents (2009: year ended 30 June 2008 paid of HK13 cents) per share	386,162	**533,104**
Special final dividend for year ended 30 June 2008 paid of HK28 cents per share	831,734	**–**
	4,216,585	**1,036,592**
Final dividend proposed of HK15 cents (2009: HK18 cents) per share	533,104	**444,254**

A special interim dividend out of the share premium in respect of the year ended 30 June 2009 of HK84 cents per share was paid to the shareholders on 14 November 2008.

A final dividend in respect of the financial year 2010 of HK15 cents per share totalling approximately HK$444,254,000 is proposed by the Board. The dividend is subject to approval by shareholders at the forthcoming annual general meeting and has not been included as liabilities in these consolidated financial statements. The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these consolidated financial statements.

12. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	2009 HK$'000	**2010 HK$'000**
Earnings for the purposes of basic and diluted earnings per share	1,059,399	**955,912**

	2009 Number of shares	**2010 Number of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,965,771,021	**2,961,690,283**
Effect of dilutive potential ordinary shares: Unvested shares awarded	216,548	**–**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,965,987,569	**2,961,690,283**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHI Employee's Share Award Scheme Trust.

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for years ended 30 June 2009 and 30 June 2010.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

13. Retirement benefits plans

The employees of the Group participate in the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000 per employee. At 30 June 2010, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$443,000 (2009: HK$359,000).

The employees of the Group's jointly controlled entities in PRC are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$9,170,000 (2009: HK$8,342,000).

14. Property and equipment

The Group

	Buildings HK$'000	Motor vehicles HK$'000	Ancillary traffic facilities, furniture, fixtures and equipment HK$'000	Construction in progress HK$'000	Total HK$'000
COST					
As at 1 July 2008	15,279	25,789	189,895	14,288	245,251
Exchange adjustments	(40)	(73)	(479)	(38)	(630)
Additions	–	5,602	2,978	40,718	49,298
Transfer	4,657	–	28,246	(32,903)	–
Disposals/written off	–	–	(18,076)	–	(18,076)
As at 30 June 2009	**19,896**	**31,318**	**202,564**	**22,065**	**275,843**
Exchange adjustments	**228**	**424**	**2,471**	**253**	**3,376**
Additions	**2,671**	**4,726**	**610**	**138,513**	**146,520**
Transfer	**55,038**	**–**	**88,647**	**(143,685)**	**–**
Disposals/written off	**–**	**–**	**(146)**	**–**	**(146)**
As at 30 June 2010	**77,833**	**36,468**	**294,146**	**17,146**	**425,593**
DEPRECIATION					
As at 1 July 2008	1,790	12,201	47,280	–	61,271
Exchange adjustments	(4)	(58)	(131)	–	(193)
Charge for the year	939	4,187	24,159	–	29,285
Eliminated on disposals/ written off	–	–	(3,921)	–	(3,921)
As at 30 June 2009	**2,725**	**16,330**	**67,387**	**–**	**86,442**
Exchange adjustments	**40**	**274**	**971**	**–**	**1,285**
Charge for the year	**1,092**	**4,856**	**24,964**	**–**	**30,912**
Eliminated on disposals/ written off	**–**	**–**	**(141)**	**–**	**(141)**
As at 30 June 2010	**3,857**	**21,460**	**93,181**	**–**	**118,498**
CARRYING AMOUNTS					
As at 30 June 2009	17,171	14,988	135,177	22,065	189,401
As at 30 June 2010	**73,976**	**15,008**	**200,965**	**17,146**	**307,095**

15. Concession intangible assets

The Group

	HK$'000
COST	
As at 1 July 2008	12,588,738
Exchange adjustments	(21,598)
Additions	1,215,977
As at 30 June 2009	**13,783,117**
Exchange adjustments	**109,626**
Additions	**1,520,870**
As at 30 June 2010	**15,413,613**
AMORTIZATION	
At 1 July 2008	2,226,904
Exchange adjustments	(1,433)
Charge for the year	277,817
As at 30 June 2009	**2,503,288**
Exchange adjustments	**29,435**
Charge for the year	**306,836**
As at 30 June 2010	**2,839,559**
CARRYING AMOUNTS	
As at 30 June 2009	11,279,829
As at 30 June 2010	**12,574,054**

16. Investments in subsidiaries

The Company

	2009 HK$'000	**2010** **HK$'000**
Investment in subsidiaries	2,030,039	**2,083,697**
Capital contributions to subsidiaries	249,108	**306,626**
	2,279,147	**2,390,323**

Particulars of the principal subsidiaries are set out in note 33.

17. Investments in jointly controlled entities

Particulars of the Group's jointly controlled entities as at 30 June 2010 and 2009 are as follows:

Name of company	Place of establishment	Registered capital contribution	Principal activity	Proportion of registered capital contribution
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	– *(note (i))*	Development, operation and management of an expressway	Not applicable
廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB4,263,000,000 (2009: RMB2,303,000,000)	Development, operation and management of an expressway	50%

Both jointly controlled entities are sino-foreign co-operative joint venture enterprises established under the PRC laws.

17. Investments in jointly controlled entities *(continued)*

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is established to undertake the development, operation and management of an expressway in Guangdong Province of the PRC running between Shenzhen and Guangzhou ("GS Superhighway"). The operation period is 30 years from the official opening date 1 July 1997. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of operation period, 48% for the next 10 years and 45% for the last 10 years of the operation period.

The registered capital amounting to HK$702,000,000 previously injected by the Group to GS Superhighway JV had been repaid to the Group by GS Superhighway JV during the year ended 30 June 2008.

(ii) West Route JV

West Route JV is established to undertake the development, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route") and is scheduled to be built in three phases. The operation period for Phase I West is 30 years commencing from 17 September 2003. The total investment for the Phase I West is RMB1,680,000,000, 35% of which was funded by the registered capital of West Route JV amounting to RMB588,000,000 (equivalent to approximately HK$668,556,000) which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB294,000,000).

The initial estimated total investment for the Phase II West was RMB4,900,000,000, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,715,000,000 in total which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB857,500,000). On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the PRC joint venture partner to increase the total investment for Phase II West by RMB2,300,000,000 to RMB7,200,000,000. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805,000,000 to be contributed by the Group and the PRC joint venture partner in equal share. The additional capital contribution thereon to be made by the Group to West Route JV for the development of Phase II West is RMB402,500,000. The amendment agreements have been approved by the shareholders of the Company and HHL during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of these consolidated financial statements approved for issuance.

The currently planned total investment for the Phase III West is RMB5,600,000,000, 35% of which will be funded by an increase in the registered capital of West Route JV by RMB1,960,000,000 to be contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB980,000,000). During the year ended 30 June 2010, the Group and the PRC joint venture partner made capital contributions to West Route JV in respect of Phase III West amounting to RMB196,000,000 and RMB196,000,000 respectively.

As at 30 June 2010, the approved registered capital of West Route JV was RMB4,263,000,000 (2009: RMB2,303,000,000). During the year ended 30 June 2010, the expiration date of the joint venture operation period for West Route JV has been extended from 16 September 2038 to 16 September 2043.

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the respective operation periods of Phase I West, Phase II West and Phase III West, all the immovable assets and facilities of each phase will be reverted to relevant PRC governmental authority which regulates transportation without compensation. The registered capital contributions are required to be repaid to both the Group and PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV.

17. Investments in jointly controlled entities *(continued)*

The Group's proportionate share of the assets, liabilities, income and expenses of the jointly controlled entities before elimination of transactions, balances, income and expenses with group companies are set out below:

In respect of the year ended 30 June 2009:

	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000
Current assets	161,042	45,352	206,394
Non-current assets	5,839,308	3,638,840	9,478,148
Current liabilities	391,117	383,349	774,466
Non-current liabilities	3,219,383	1,943,872	5,163,255
Income	1,888,354	2,099,799	3,988,153
Expenses	(627,930)	(1,203,815)	(1,831,745)
Profit before tax	1,260,424	895,984	2,156,408
Income tax expenses	(127,331)	(3,599)	(130,930)
Profit after tax	1,133,093	892,385	2,025,478

In respect of the year ended 30 June 2010:

	GS Superhighway JV HK$'000	**West Route JV HK$'000**	**Total HK$'000**
Current assets	**182,043**	**335,342**	**517,385**
Non-current assets	**5,828,717**	**5,204,624**	**11,033,341**
Current liabilities	**563,888**	**1,459,168**	**2,023,056**
Non-current liabilities	**3,044,654**	**2,477,244**	**5,521,898**
Income	**1,997,072**	**1,675,790**	**3,672,862**
Expenses	**(646,840)**	**(1,480,686)**	**(2,127,526)**
Profit before tax	**1,350,232**	**195,104**	**1,545,336**
Income tax expenses	**(228,115)**	**(5,218)**	**(233,333)**
Profit after tax	**1,122,117**	**189,886**	**1,312,003**

18. Amount due from a subsidiary

The Company

The amount due from a subsidiary classified under non-current assets is interest-free, unsecured and with no fixed repayment term. In the opinion of the directors of the Company, based on their assessment as at 30 June 2009 and 2010 of the estimated future cash flows from a subsidiary, the amount due from a subsidiary will not be repayable within one year from the end of the reporting period, accordingly this amount is classified as non-current. The effective interest rate on the amount due from a subsidiary at the end of the reporting period ranged from 0.79% to 4.92% (2009: 2.75% to 4.92%) per annum, representing the borrowing rates of that subsidiary. The amount due from a subsidiary is denominated in HKD.

19. Balance with a jointly controlled entity

The Group

	2009 HK$'000	**2010** **HK$'000**
Registered capital contribution made by the Group to West Route JV	141,062	**177,430**

The balance represents registered capital contributed by the Group after elimination of the Group's proportionate share of the corresponding amounts of the jointly controlled entity.

The registered capital contributions with principal amount of RMB1,347,500,000 (2009: RMB1,151,500,000) made by the Group to West Route JV are interest-free and the repayments of registered capital contributions are required to be approved by the board of directors of West Route JV. The directors of the Company consider that the repayment would be made at the expiry dates of the relevant joint venture periods. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by the Group to West Route JV ranged from 4.67% to 7.05% (2009: 4.67% to 7.05%).

20. Amounts due from/to subsidiaries

The Company

The current portion of amounts due from subsidiaries and the amounts due to subsidiaries are unsecured, interest-free and repayable on demand. The amounts due from/to subsidiaries are denominated in HKD.

21. Other receivables/other receivable from a jointly controlled entity

The following is an analysis of the other receivables outstanding at the end of the reporting period:

The Group

	2009 HK$'000	**2010** **HK$'000**
Rental income receivables	1,693	**985**
Toll revenue receivables	40,317	**46,132**
Others	27,935	**27,525**
Less: Allowance for doubtful debts	(7,279)	**(7,303)**
Total other receivables	62,666	**67,339**

Included in the other receivables are debtors with aggregate carrying amount of HK$742,000 (2009: HK$10,020,000) which are past due at the end of the reporting period for which no impairment loss has been provided. There is no collateral held over these balances.

Aging of the other receivables which are past due but not impaired

	2009 HK$'000	**2010** **HK$'000**
1 – 120 days	4,032	**742**
Over 120 days	5,988	**–**
	10,020	**742**

The Group has fully provided for past due receivables that are not expected to be recovered.

Movement in the allowance for doubtful debts

	2009 HK$'000	**2010** **HK$'000**
Balance at beginning of the year	8,399	**7,279**
Impairment losses reversed on other receivables	(1,098)	**(59)**
Exchange adjustments	(22)	**83**
Balance at end of the year	7,279	**7,303**

Allowance for doubtful debts are provided for individually impaired other receivables with a balance of HK$7,303,000 (2009: HK$7,279,000) which have severe financial difficulties. No collateral is held over these balances.

The other receivable from a jointly controlled entity represents the other receivable from GS Superhighway JV after elimination of the Group's proportionate share of the corresponding amount of the jointly controlled entity. The amount is unsecured, interest-free and has no fixed term of repayment.

22. Pledged bank balances and deposits of jointly controlled entities and bank balances and cash

The Group

Pledged bank balances and deposits of jointly controlled entities, and bank balances and cash include time deposits of HK$2,470,106,000 (2009: HK$2,793,676,000) with maturities range from 1 days to 6 months (2009: 2 days to 6 months) that carry interest at prevailing interest rates range from 0.10% to 2.41% (2009: 0.16% to 4.42%) per annum. Remaining bank balances and cash carried interest at market rates which range from 0.01% to 1.17% (2009: 0.02% to 0.72%) per annum.

The pledged bank balances and deposits of jointly controlled entities were for the purpose of securing banking facilities granted to respective jointly controlled entities of the Group. As at 30 June 2010, other than the amount of approximately HK$27,528,000 (2009: HK$27,216,000) with maturity period of six months, the remaining amount of approximately HK$94,591,000 (2009: HK$91,711,000) was available for use by the jointly controlled entities by servicing notices to relevant banks providing the banking facilities.

Included in bank balances and cash are bank deposits denominated in currency other than the functional currencies of the Company, its subsidiaries and jointly controlled entities as follows:

	2009 HK$'000	**2010** **HK$'000**
United States dollars ("USD")	853,372	**354**
HKD	1,921,458	**2,179,195**
	2,774,830	**2,179,549**

The Company

Bank balances and cash include time deposits of HK$2,442,578,000 (2009: HK$2,766,460,000) with original maturity range from 1 days to 6 months (2009: 2 days to 3 months) that carry interest at prevailing interest rates range from 0.10% to 2.41% (2009: 0.16% to 4.42%) per annum. Remaining bank balances and cash carried interest at market rates which ranged from 0.01% to 1.17% (2009: 0.02% to 0.15%) per annum.

Included in bank balances and cash are bank deposits denominated in currency other than the functional currency of the Company as follows:

	2009 HK$'000	**2010** **HK$'000**
USD	853,324	**304**
HKD	1,918,109	**1,900,878**
	2,771,433	**1,901,182**

23. Share capital

The Group and the Company

	Number of shares	Nominal amount HK$'000
Ordinary shares of HK$0.1 each		
Authorized:		
As at 1 July 2008, 30 June 2009 and 30 June 2010	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
As at 1 July 2008	2,970,478,283	297,048
Repurchase of shares	(8,788,000)	(879)
As at 30 June 2009 and 30 June 2010	**2,961,690,283**	**296,169**

The Company repurchased 8,788,000 ordinary shares of the Company on the Stock Exchange for the year ended 30 June 2009 as follows:

Months	Number of ordinary shares repurchased	Purchase price per share Highest HK$	Purchase price per share Lowest HK$	Total consideration paid (including transaction costs*) HK$'000
November 2008	400,000	4.15	3.90	1,657
December 2008	4,462,500	4.30	4.09	19,010
January 2009	3,925,500	4.46	4.20	17,177
	8,788,000			37,844

* *Transaction costs represent commissions, stamp duty, exchange levy, trading fee and withdrawal charges.*

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Group.

Share option scheme

A share option scheme (the "Option Scheme") was adopted by the Company pursuant to the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by the shareholders of HHL, at an extraordinary general meeting held on 16 July 2003. The Option Scheme shall be valid and effective for a period of 10 years and the purpose of which is to provide the Company with a means of giving incentive to rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professionals and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executives, or substantial shareholders of the Company; and (vi) any employees of substantial shareholders of the Company or for such other purposes as the Board of Directors may approve from time to time.

Share options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1, payable as consideration on acceptance, which is recognized in profit or loss when received.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

23. Share capital *(continued)*

Share option scheme *(continued)*

On 17 October 2006, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company.

Details of the movements of share options of the Company during the year ended 30 June 2009 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$						
5.858	1,088,000	–	(200,000)	888,000	1 December 2007	1 December 2007 to 30 November 2013
5.858	960,000	–	(72,000)	888,000	1 December 2008	1 December 2008 to 30 November 2013
5.858	960,000	–	(72,000)	888,000	1 December 2009	1 December 2009 to 30 November 2013
5.858	960,000	–	(72,000)	888,000	1 December 2010	1 December 2010 to 30 November 2013
5.858	960,000	–	(72,000)	888,000	1 December 2011	1 December 2011 to 30 November 2013
	4,928,000	–	(488,000)	4,440,000		
Exercisable at the end of the year	1,088,000			1,776,000		

23. Share capital *(continued)*

Share option scheme *(continued)*

Details of the movements of share options of the Company during the year ended 30 June 2010 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2009	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2010	Vesting date	Exercise period
HK$						
5.858	888,000	–	–	**888,000**	1 December 2007	1 December 2007 to 30 November 2013
5.858	888,000	–	–	**888,000**	1 December 2008	1 December 2008 to 30 November 2013
5.858	888,000	–	–	**888,000**	1 December 2009	1 December 2009 to 30 November 2013
5.858	888,000	–	–	**888,000**	1 December 2010	1 December 2010 to 30 November 2013
5.858	888,000	–	–	**888,000**	1 December 2011	1 December 2011 to 30 November 2013
	4,440,000	–	–	**4,440,000**		
Exercisable at the end of the year	1,776,000			**2,664,000**		

The total fair values of the options determined at the date of grant using the Binomial option pricing model were HK$5,814,000 of which 488,000 share options with fair value of approximately HK$115,000 were lapsed during the year ended 30 June 2009.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$5.700
Weighted average exercise price	HK$5.858
Option life	7 years
Expected volatility	23%
Expected dividend yield	4.75%
Risk-free rate	3.969%
Suboptional exercise factor	2

The expected volatility is calculated based on rolling 2-year volatility of the Company's share price over last 3 years up to 17 October 2006. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions. The Group recognized expenses of HK$433,000 (2009: HK$109,000) for the year in relation to share options granted by the Company.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

23. Share capital *(continued)*

Share option scheme *(continued)*

On 19 November 2007, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company. Details of the movements of share options of the Company during the year ended 30 June 2009 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$							
6.746	152,000	–	–	–	152,000	1 December 2008	1 December 2008 to 30 November 2014
6.746	152,000	–	–	–	152,000	1 December 2009	1 December 2009 to 30 November 2014
6.746	152,000	–	–	–	152,000	1 December 2010	1 December 2010 to 30 November 2014
6.746	152,000	–	–	–	152,000	1 December 2011	1 December 2011 to 30 November 2014
6.746	152,000	–	–	–	152,000	1 December 2012	1 December 2012 to 30 November 2014
	760,000	–	–	–	760,000		
Exercisable at the end of the year	–				152,000		

Details of the movements of share options of the Company during the year ended 30 June 2010 are as follows:

Exercise price	**Balance of outstanding options as at 1 July 2009**	**Options granted during the year**	**Options exercised during the year**	**Options lapsed during the year**	**Balance of outstanding options as at 30 June 2010**	**Vesting date**	**Exercise period**
HK$							
6.746	152,000	–	–	(80,000)	**72,000**	1 December 2008	1 December 2008 to 30 November 2014
6.746	152,000	–	–	(80,000)	**72,000**	1 December 2009	1 December 2009 to 30 November 2014
6.746	152,000	–	–	(80,000)	**72,000**	1 December 2010	1 December 2010 to 30 November 2014
6.746	152,000	–	–	(80,000)	**72,000**	1 December 2011	1 December 2011 to 30 November 2014
6.746	152,000	–	–	(80,000)	**72,000**	1 December 2012	1 December 2012 to 30 November 2014
	760,000	–	–	(400,000)	**360,000**		
Exercisable at the end of the year	152,000				**144,000**		

The total fair values of the options determined at the date of grant using the Binomial model were HK$705,000 of which 400,000 share options with fair value of approximately HK$371,000 was lapsed during the year ended 30 June 2010.

23. Share capital *(continued)*

Share option scheme *(continued)*

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$6.550
Weighted average exercise price	HK$6.746
Option life	7.03 years
Expected volatility	23.83%
Expected dividend yield	5.78%
Risk-free rate	3.33%
Suboptional exercise factor	2

The Binomial option pricing model has been used to estimate the fair value of the options. The expected volatility is calculated based on the 5 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 19 November 2007, which is around 5 years. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions.

The Group recognized credit of HK$293,000 (2009: expenses of HK$507,000) for the year ended 30 June 2010 in relation to share options granted by the Company.

On 24 July 2008, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company. Details of the movements of share options of the Company during the year ended 30 June 2009 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$							
5.800	–	160,000	–	(80,000)	80,000	1 August 2009	1 August 2009 to 31 July 2015
5.800	–	160,000	–	(80,000)	80,000	1 August 2010	1 August 2010 to 31 July 2015
5.800	–	160,000	–	(80,000)	80,000	1 August 2011	1 August 2011 to 31 July 2015
5.800	–	160,000	–	(80,000)	80,000	1 August 2012	1 August 2012 to 31 July 2015
5.800	–	160,000	–	(80,000)	80,000	1 August 2013	1 August 2013 to 31 July 2015
	–	800,000	–	(400,000)	400,000		
Exercisable at the end of the year	–				–		

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

23. Share capital *(continued)*

Share option scheme *(continued)*

Details of the movements of share options of the Company during the year ended 30 June 2010 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2009	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2010	Vesting date	Exercise period
HK$							
5.800	80,000	–	–	–	**80,000**	1 August 2009	1 August 2009 to 31 July 2015
5.800	80,000	–	–	–	**80,000**	1 August 2010	1 August 2010 to 31 July 2015
5.800	80,000	–	–	–	**80,000**	1 August 2011	1 August 2011 to 31 July 2015
5.800	80,000	–	–	–	**80,000**	1 August 2012	1 August 2012 to 31 July 2015
5.800	80,000	–	–	–	**80,000**	1 August 2013	1 August 2013 to 31 July 2015
	400,000	–	–	–	**400,000**		
Exercisable at the end of the year	–				**80,000**		

The total fair values of the options determined at the date of grant using the Binomial model were HK$843,000 of which 400,000 share options with fair value of HK$421,000 were lapsed during the year ended 30 June 2009.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$5.800
Weighted average exercise price	HK$5.800
Option life	7 years
Expected volatility	25.94%
Expected dividend yield	4.66%
Risk-free rate	3.60%
Suboptimal exercise factor	1.31

The expected volatility is calculated based on the 6 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 24 July 2008, which is around 6 years. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions.

The Group recognized expenses of HK$422,000 for the year ended 30 June 2009 in relation to share options granted by the Company.

23. Share capital *(continued)*

Share option scheme *(continued)*

On 11 March 2009, share options to subscribe for ordinary shares in the Company were granted to an employee of the Company. The details of the share options granted are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$							
4.47	–	80,000	–	(80,000)	–	18 March 2010	18 March 2010 to 31 March 2016
4.47	–	80,000	–	(80,000)	–	18 March 2011	18 March 2011 to 31 March 2016
4.47	–	80,000	–	(80,000)	–	18 March 2012	18 March 2012 to 31 March 2016
4.47	–	80,000	–	(80,000)	–	18 March 2013	18 March 2013 to 31 March 2016
4.47	–	80,000	–	(80,000)	–	18March 2014	18 March 2014 to 31 March 2016
	–	400,000	–	(400,000)	–		
Exercisable at the end of the year	–				–		

The above 400,000 share options with exercise price at HK$4.470 per share were granted and lapsed in the financial year ended 30 June 2009. There was no financial impact to the consolidated financial statements of the Group and no valuation in these share options was performed.

Share award scheme

On 25 January 2007, an employees' share award scheme ("Share Award Scheme") was adopted by the Company. The Share Award Scheme shall be valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the Share Award Scheme, the Company has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the Share Award Scheme and holding the awarded shares before they vest.

During the year ended 30 June 2007, a total of 1,940,000 shares in the Company had been awarded to certain directors and an employee of the Company at nil consideration. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

Details of the movements of the awarded shares of the Company during the year ended 30 June 2009 are as follows:

	Vesting date	Balance of outstanding awarded shares as at 1 July 2008	Shares awarded during the year	Shares vested during the year	Balance of outstanding awarded shares as at 30 June 2009
Directors	25 January 2009	340,000	–	(340,000)	–
An employee	25 January 2009	40,000	–	(40,000)	–
Total		380,000	–	(380,000)	–

Notes to the Consolidated Financial Statements

For the year ended 30 June 2010

23. Share capital *(continued)*

Share award scheme *(continued)*

During the year ended 30 June 2007, 1,940,000 shares of the Company were acquired at a total cost of HK$14,129,000 of which 1,180,000 shares had been vested and transferred to the relevant directors and an employee. Another 380,000 shares had been vested and transferred to the relevant directors and an employee during the year ended 30 June 2008. The remaining 380,000 shares had been vested and transferred to the relevant directors and an employee during the year ended 30 June 2009 and are held in escrow on behalf of directors and an employee until the 12-month lock-up period has expired.

As at 30 June 2009, no outstanding awarded share was held by HHI Employees' Share Award Scheme Trust.

In accordance with the trust deed of HHI Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

The total fair value of the awarded shares of HK$12,369,000 was determined at the date of grant based on the value of the shares of the Company at the date of the award adjusted for the effect of 12-month lock-up period, estimated using the Black-Scholars option pricing model, and the present value of the dividend received during the vesting period of which HK$614,000 was recorded as expense for the year ended 30 June 2009.

The following assumptions were used to calculate the fair value of implied put option of the awarded shares (arising as a result of the 12-month lock-up period) with the Black-Scholars option pricing model:

Closing share price at date of grant	HK$7.38
Expected life of options	1 – 3 years
Expected volatility	
– First year	25.18%
– Second year	21.80%
– Third year	23.47%
Expected dividend yield	4.36%
Risk-free rate	
– First year	3.89%
– Second year	3.92%
– Third year	3.93%

The expected volatility is calculated based on the 5 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 25 January 2007, which is around 5 years. The effects of time to vest, non-transferability and behavioural considerations have been taken into account in the model.

The variables and assumptions used in computing the fair value of the implied put option of the awarded shares and the fair value of the awarded shares as a whole are based on the directors' best estimates. The value of awarded share varies with different variables of certain subjective assumptions.

24. Share premium and reserves

The Company

The Company's reserves available for distribution represent the share premium and retained profits. Under the Companies Law Chapter 22 of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following the distribution of a dividend, the Company is able to pay its debt as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the retained profits and share premium of the Company. As at 30 June 2010, the Company's reserves available for distribution to its shareholders amounted to approximately HK$6,079,188,000 (2009: HK$5,997,777,000), comprising retained profits of approximately HK$1,136,264,000 (2009: HK$1,054,853,000) and share premium of approximately HK$4,942,924,000 (2009: HK$4,942,924,000).

	Share premium HK$'000	Translation reserve HK$'000	Shares held for share award scheme HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 July 2008	7,475,091	–	(2,768)	3,725	1,544	1,725,672	9,203,264
Exchange loss on translation to presentation currency	–	(11,675)	–	–	–	–	(11,675)
Profit for the year	–	–	–	–	–	1,050,985	1,050,985
Total comprehensive (expense) income for the year	–	(11,675)	–	–	–	1,050,985	1,039,310
Recognition of equity-settled share-based payments	–	–	–	1,038	614	–	1,652
Shares vested for share award scheme	–	–	2,768	–	(2,158)	(610)	–
Forfeiture of vested share options	–	–	–	(189)	–	189	–
Shares repurchased and cancelled	(36,965)	–	–	–	–	–	(36,965)
Dividends recognized as distribution during the year *(note 11)*	(2,495,202)	–	–	–	–	(1,721,383)	(4,216,585)
As at 30 June 2009	**4,942,924**	**(11,675)**	**–**	**4,574**	**–**	**1,054,853**	**5,990,676**
Exchange gain on translation to presentation currency	**–**	**61,681**	**–**	**–**	**–**	**–**	**61,681**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**1,117,925**	**1,117,925**
Total comprehensive income for the year	**–**	**61,681**	**–**	**–**	**–**	**1,117,925**	**1,179,606**
Recognition of equity-settled share-based payments	**–**	**–**	**–**	**140**	**–**	**–**	**140**
Forfeiture of vested share options	**–**	**–**	**–**	**(78)**	**–**	**78**	**–**
Dividends recognized as distribution during the year *(note 11)*	**–**	**–**	**–**	**–**	**–**	**(1,036,592)**	**(1,036,592)**
As at 30 June 2010	**4,942,924**	**50,006**	**–**	**4,636**	**–**	**1,136,264**	**6,133,830**

25. Other payables, accruals and deposits received

The other payables, accruals and deposits received represent construction payables, and accrued charges on payroll and utility expenses.

Analysis of the carrying amounts of the other payables, accruals and deposits received:

The Group

	2009 HK$'000	**2010** **HK$'000**
Current portion of other payables, accruals and deposits received	387,443	**798,771**
Non-current portion of other payables	39,732	**–**
	427,175	**798,771**

The non-current other payables were interest-free. The effective interest rate adopted for measurement of fair value at initial recognition of non-current other payables for the year ended 30 June 2009 ranged from 5.35% to 7.05%.

The Company

The other payables and accruals represent mainly accrued charges on utility expenses.

26. Bank and other loans of jointly controlled entities

The following is an analysis of the Group's proportionate share of bank and other loans of jointly controlled entities at the end of the reporting period:

The Group

	2009 HK$'000	**2010** **HK$'000**
Bank loans, secured	5,232,840	**5,910,165**
Other loan, unsecured	5,305	**5,782**
	5,238,145	**5,915,947**
The borrowings are repayable as follows:		
Within one year	344,344	**650,867**
In the second year	234,900	**290,225**
In the third to fifth years inclusive	1,115,465	**1,202,798**
After five years	3,543,436	**3,772,057**
	5,238,145	**5,915,947**
Less: Amounts due for settlement within one year (shown under current liabilities)	(344,344)	**(650,867)**
Amounts due for settlement after one year	4,893,801	**5,265,080**

26. Bank and other loans of jointly controlled entities *(continued)*

Analysis of the Group's proportionate share of borrowings of jointly controlled entities by foreign currencies (i.e. USD and HKD) and functional currency (i.e. RMB):

	2009			
	USD loans HK$'000	HKD loan HK$'000	RMB loans HK$'000	Total HK$'000
Bank loans	2,799,988	331,909	2,100,943	5,232,840
Other loan	–	–	5,305	5,305
	2,799,988	331,909	2,106,248	5,238,145

	2010			
	USD loans HK$'000	**HKD loan HK$'000**	**RMB loans HK$'000**	**Total HK$'000**
Bank loans	**2,665,538**	**320,225**	**2,924,402**	**5,910,165**
Other loan	**–**	**–**	**5,782**	**5,782**
	2,665,538	**320,225**	**2,930,184**	**5,915,947**

As at 30 June 2010, the Group had HK$3,600,000,000 (2009: HK$3,600,000,000) available undrawn committed borrowing facilities.

As at 30 June 2010, the Group's proportionate share of floating rate bank loans of jointly controlled entities of approximately HK$5,910,165,000 (2009: HK$5,232,840,000) carries interest at prevailing commercial lending rate. The effective interest rates for bank loans for the year were ranged from 0.75% to 5.35% (2009: 1.11% to 7.05%) per annum.

As at 30 June 2010, the Group's proportionate share of other loan of a jointly controlled entity of approximately HK$5,782,000 (2009: HK$5,305,000) is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027) ("GS interest-free loan") with a principal amount of approximately RMB16,720,000. The effective interest rate adopted for measurement at fair value at initial recognition of the GS interest-free loan is 6.75%.

27. Balances with joint venture partners

	2009 HK$'000	**2010 HK$'000**
Registered capital contributions made by the PRC joint venture partner of:		
West Route JV	141,010	**177,376**
Amounts due to the PRC joint venture partners:		
Payable to the PRC joint venture partner of GS Superhighway JV	–	**10,323**
Loan made by the PRC joint venture partner of West Route JV	–	**361,305**
	–	**371,628**
	141,010	**549,004**

The total balances represent the Group's proportionate share of registered capital contributions made to a jointly controlled entity by the PRC joint venture partner and amounts due to the PRC joint venture partners.

27. Balances with joint venture partners *(continued)*

The registered capital contributions with principal amount of RMB1,347,500,000 (2009: RMB1,151,500,000) made by the PRC joint venture partner to West Route JV are interest-free and the repayments of registered capital contributions are required to be approved by the board of directors of West Route JV. The directors of the Company consider that the repayment would be made at the expiry dates of the relevant joint venture periods. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by joint venture partner to West Route JV ranged from 4.67% to 7.05% (2009: 4.67% to 7.05%).

The payable to the PRC joint venture partner of GS Superhighway JV is unsecured, interest-free and repayable within twelve months from the end of the reporting period.

The loan made by the PRC joint venture partner of West Route JV is unsecured, carries interest at prevailing commercial lending rate and repayable within twelve months from the end of the reporting period. The interest rate for the year was 4.78% per annum.

28. Resurfacing obligations

The balances represent the Group's proportionate share of resurfacing obligations of the jointly controlled entities under the service concession arrangements.

The Group

	HK$'000
As at 1 July 2008	25,920
Exchange adjustments	(126)
Addition to provision in the year	12,674
Utilisation of resurfacing obligations	(1,868)
As at 30 June 2009	**36,600**
Exchange adjustments	**834**
Addition to provision in the year	**9,571**
Utilization of resurfacing obligations	**(18,995)**
As at 30 June 2010	**28,010**

The Group

	2009 HK$'000	**2010** **HK$'000**
Analyzed for reporting purpose as:		
Non-current liabilities	8,421	**28,010**
Current liabilities	28,179	**–**
	36,600	**28,010**

The resurfacing obligations represent the management's estimation of the Group's proportionate share on the obligations of the resurfacing work to be provided by the jointly controlled entities of the Group on an approximate twelve year cycle.

29. Deferred tax liabilities

The deferred tax liabilities (assets) represent the Group's proportionate share of such liabilities (assets) of the jointly controlled entities. The major components and movements in the deferred tax liabilities (assets) are as follows:

The Group

	Accelerated tax depreciation HK$'000	Resurfacing obligations HK$'000	Other deductible temporary differences HK$'000	Undistributed earnings of PRC jointly controlled entities HK$'000	Total HK$'000
As at 1 July 2008	254,003	(71,169)	–	68,897	251,731
Exchange adjustments	(554)	188	–	(182)	(548)
Charge (credit) to profit or loss *(note 8)*	20,198	(2,969)	(3,240)	55,135	69,124
As at 30 June 2009	**273,647**	**(73,950)**	**(3,240)**	**123,850**	**320,307**
Exchange adjustments	**2,010**	**(848)**	**(37)**	**1,420**	**2,545**
Charge (credit) to profit or loss *(note 8)*	**15,804**	**(578)**	**(10,265)**	**(2,303)**	**2,658**
As at 30 June 2010	**291,461**	**(75,376)**	**(13,542)**	**122,967**	**325,510**

30. Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior years.

The capital structure of the Group consist of bank and other loans of jointly controlled entities disclosed in note 26, equity attributable to owners of the Company, comprising issued capital, share premium, retained profits and other reserves.

The directors of the Company review the capital structure periodically. As a part of this review, the directors of the Company consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the issue of new debt or the repayment of existing debt.

The directors of the Company monitors the utilization of bank borrowings and ensures full compliance with loan covenants during the year.

31. Financial instruments

(a) Categories of financial instruments

	The Group		The Company	
	2009 HK$'000	**2010 HK$'000**	2009 HK$'000	**2010 HK$'000**
Financial assets				
Loans and receivables including cash and cash equivalents	3,101,013	**3,147,020**	4,012,509	**4,046,146**
Financial liabilities				
Amortized cost	5,785,008	**7,241,522**	5,420	**4,742**

(b) Financial risk management objectives

The directors of the Company have overall responsibility for the establishment and oversight of the Group's risk management framework. The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The directors of the Company monitor and manage the financial risks relating to the operations of the Group to ensure appropriate measures are implemented on a timely and effective manner.

The Group employs a conservative strategy regarding its risk management and does not engage in trading of any financial instruments, including derivative financial instruments, for hedging or speculative purpose.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures.

(i) Foreign currency risk management

The Group and its jointly controlled entities, and the Company undertake certain transactions denominated in foreign currencies, hence exposure to exchange fluctuation arise. Certain of the financial assets and liabilities of the Group and its jointly controlled entities, and the Company are denominated in HKD or USD which are currencies other than their respective functional currencies of the Company, its subsidiaries and its jointly controlled entities. The Group manages its foreign currency risk by constantly monitoring the movement of the foreign exchange rates.

31. Financial instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(i) Foreign currency risk management (continued)

The carrying amounts of the Group's and the Company's foreign currency denominated monetary assets and liabilities of the Group and its jointly controlled entities, and the Company at the end of the reporting period are as follows:

The Group

	Assets		Liabilities	
	2009 HK$'000	**2010** **HK$'000**	2009 HK$'000	**2010** **HK$'000**
USD	853,403	**354**	2,800,851	**2,666,306**
HKD	1,924,764	**2,181,280**	341,123	**328,814**

The Company

	Assets		Liabilities	
	2009 HK$'000	**2010** **HK$'000**	2009 HK$'000	**2010** **HK$'000**
USD	853,355	**304**	–	**–**
HKD	3,159,199	**3,952,939**	5,420	**4,737**

The Group and its jointly controlled entities, and the Company currently do not have a foreign currency hedging policy in respect of foreign currency exposure.

Sensitivity analysis

The foreign currency risk of the Group and its jointly controlled entities, and the Company is mainly concentrated on the fluctuation of RMB, the functional currency of the Company, its subsidiaries and jointly controlled entities as at 30 June 2010, against USD and HKD. The following sensitivity analysis includes currency risk related to USD and HKD denominated monetary items of the Company, the subsidiaries and the Group's jointly controlled entities. The sensitivity analysis of the Group also includes currency risk exposure on inter-company balances.

31. Financial instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(i) Foreign currency risk management (continued)

Sensitivity analysis *(continued)*

The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rate and all other variables are held constant.

The Group

	2009		**2010**	
	RMB strengthen (weaken)	Increase (decrease) in profit for the year HK$'000	**RMB strengthen (weaken)**	**Increase (decrease) in profit for the year HK$'000**
USD	5%	83,375	**5%**	**103,924**
	(5%)	(83,375)	**(5%)**	**(103,924)**
HKD	5%	(121,048)	**5%**	**(99,234)**
	(5%)	121,048	**(5%)**	**99,234**

The Company

	2009		**2010**	
	RMB strengthen (weaken)	Increase (decrease) in profit for the year HK$'000	**RMB strengthen (weaken)**	**Increase (decrease) in profit for the year HK$'000**
USD	5%	(42,650)	**5%**	**(15)**
	(5%)	42,650	**(5%)**	**15**
HKD	5%	(157,689)	**5%**	**(197,410)**
	(5%)	157,689	**(5%)**	**197,410**

(ii) Interest rate risk management

The Group's interest rate risk of the Group and its jointly controlled entities, and the Company relates primarily to floating rate bank loans, and bank balances and deposits. The Group and its jointly controlled entities, and the Company manage its interest rate exposure with a focus on reducing the Group's overall cost of debt and exposure to changes in interest rates. Management continues to monitor the cash flow of the operations and the debt markets, when considered appropriate, the Group and the Company would refinance these borrowings with instruments with a lower cost.

Sensitivity analysis

The sensitivity analyzes below have been determined based on the exposure to interest rates in relation to the Group's variable-rate bank borrowings and bank balances and deposits of the Group and its jointly controlled entities, and the Company at the end of the reporting period. The analysis is prepared assuming the amount of asset and liability outstanding at the end of the reporting period was outstanding for the whole year. The 100 basis point increase or decrease represents management's assessment of the reasonably possible changes in interest rate.

31. Financial instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(ii) Interest rate risk management (continued)

The Group

If interest rate had been 100 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 30 June 2010 would decrease/increase by HK$48,158,000 (2009: HK$31,141,000).

(iii) Credit risk management

The Group's credit risk is primarily attributable to its balance with a jointly controlled entity, pledged bank balances and deposits of jointly controlled entities, bank balances and deposits, other receivables and other receivable from a jointly controlled entity.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at the end of the reporting period in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated statement of financial position.

The Group has significant concentration of credit risk in its balance with a jointly controlled entity. The management of the Company is responsible to exercise the joint control on the financial and operating activities of the jointly controlled entities with the joint venture partners to ensure the jointly controlled entities maintaining favorable financial position in order to reduce such credit risk.

In addition, the management of the Company and the respective jointly controlled entities are responsible for monitoring the procedures to ensure that follow-up actions are taken to recover overdue debts, in order to minimize other credit risks. The management is also responsible for reviewing the recoverable amount of each individual debt at the end of the reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Company's credit risk is primarily attributable to amounts due from subsidiaries. The Company has concentration of risk as 39% (2009: 86%) of total amounts due from subsidiaries represented an amount due from a subsidiary. The credit risk is limited because the subsidiaries are under the same management of the Company with some financial risk management policies.

The pledged bank balances and deposits, and the bank balances and cash of the Group and its jointly controlled entities are concentrated on certain counterparties and the credit risk on liquid funds is limited because the counterparties are certain state-owned banks in the PRC.

The bank balances and cash of the Company are concentrated on certain counterparties and the credit risk on liquid funds is limited because the counterparties are banks with good reputation.

Other than the above, the Group and the Company has no other significant concentration of credit risk.

31. Financial instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(iv) Liquidity risk management

The Group's treasury activities are centralized to achieve better risk control and minimize the cost of funds. Cash is generally placed in short-term deposits mostly denominated in USD or HKD. The management aims to maintain a balance between continuity of adequate funding and the flexibility through the use of bank and other borrowings. The Group's liquidity and financing requirements are reviewed regularly to mitigate the effects of fluctuations in cash flows. The management will consider new financing while maintaining appropriate gearing ratio.

The following table details the remaining contractual maturities at the end of the reporting period of the Group's and the Company's non-derivative financial liabilities based on the agreed repayment terms. The table has been drawn up based on undiscounted cash flows of financial liabilities (including interest payments computed using contractual rates or, if floating, based on rate current at the end of the reporting period) and the earliest date the Group and the Company can be required to pay:

The Group

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1-2 years HK$'000	3-5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
2009								
Other payables, accruals and deposits received	-	281,099	81,418	-	-	-	362,517	362,517
Balance with a joint venture partner *(note)*	-	-	-	-	-	652,900	652,900	141,010
Other interest payable	-	3,604	-	-	-	-	3,604	3,604
Bank and other loans of jointly controlled entities	1.11 – 7.05	-	482,924	368,308	1,473,623	4,112,356	6,437,211	5,238,145
Other payables	-	-	-	43,356	-	-	43,356	39,732
		284,703	564,342	411,664	1,473,623	4,765,256	7,499,588	5,785,008

	Interest rate %	**Repayable on demand HK$'000**	**Less than 1 year HK$'000**	**1-2 years HK$'000**	**3-5 years HK$'000**	**After 5 years HK$'000**	**Total undiscounted cash flows HK$'000**	**Carrying amounts HK$'000**
2010								
Other payables, accruals and deposits received	**-**	**771,363**	**-**	**-**	**-**	**-**	**771,363**	**771,363**
Balance with a joint venture partner *(note)*	**-**	**-**	**-**	**-**	**-**	**772,791**	**772,791**	**177,376**
Other interest payable	**-**	**5,208**	**-**	**-**	**-**	**-**	**5,208**	**5,208**
Bank and other loans of jointly controlled entities	**1.04 – 5.35**	**-**	**812,732**	**448,639**	**1,627,136**	**4,394,428**	**7,282,935**	**5,915,947**
Balances with joint venture partners	**4.78**	**-**	**380,958**	**-**	**-**	**-**	**380,958**	**371,628**
		776,571	**1,193,690**	**448,639**	**1,627,136**	**5,167,219**	**9,213,255**	**7,241,522**

31. Financial instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(iv) Liquidity risk management (continued)

The Company

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1-2 years HK$'000	3-5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
2009								
Other payables and accruals	–	4,052	–	–	–	–	4,052	4,052
Amounts due to subsidiaries	–	1,368	–	–	–	–	1,368	1,368
		5,420	–	–	–	–	5,420	5,420

	Interest rate %	**Repayable on demand HK$'000**	**Less than 1 year HK$'000**	**1-2 years HK$'000**	**3-5 years HK$'000**	**After 5 years HK$'000**	**Total undiscounted cash flows HK$'000**	**Carrying amounts HK$'000**
2010								
Other payables and accruals	**–**	**4,004**	**–**	**–**	**–**	**–**	**4,004**	**4,004**
Amounts due to subsidiaries	**–**	**738**	**–**	**–**	**–**	**–**	**738**	**738**
		4,742	**–**	**–**	**–**	**–**	**4,742**	**4,742**

Note: The repayment of balance with a joint venture partner is subject to the availability of cash flows and consensus of all joint venture partners. Hence, the maturities of the undiscounted cashflows of balance with a joint venture partner are based on the estimated future cash flows of the jointly controlled entity.

The amounts included above for variable interest rate instruments for non-derivative financial liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

(c) Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Except that the fair values of the balance with a jointly controlled entity (with carrying amount of HK$177,430,000 (2009: HK$141,062,000)) and balance with a joint venture partner (with carrying amount of HK$177,376,000 (2009: HK$141,010,000)) as at 30 June 2010 were approximately HK$222,896,000 (2009: HK$181,194,000) and HK$222,896,000 (2009: HK$181,142,000), respectively, the directors of the Company consider that the carrying amounts of other financial assets and financial liabilities recorded at amortized costs in the consolidated financial statements approximate their fair values.

32. Total assets less current liabilities/net current assets

The Group

The Group's total assets less current liabilities as at 30 June 2010 amounted to approximately HK$14,147,974,000 (2009: HK$13,792,206,000). The Group's net current assets as at 30 June 2010 amounted to approximately HK$1,089,395,000 (2009: HK$2,181,914,000).

The Company

The Company's total assets less current liabilities as at 30 June 2010, amounted to approximately HK$6,429,999,000 (2009: HK$6,286,845,000). The Company's net current assets as at 30 June 2010 amounted to approximately HK$3,324,244,000 (2009: HK$3,477,351,000).

33. Particulars of principal subsidiaries

The following list contains the particulars of the subsidiaries of the Company at 30 June 2010 and 2009 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a full list of all the subsidiaries would be of excessive length. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of subsidiary	Place of incorporation	Issued and fully paid share	Attributable equity interest held by the Company	Principal activity
Kingnice Limited	British Virgin Islands	Ordinary share US$20,000	97.5%	Investment holding
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
HHI Finance Limited	Hong Kong	Ordinary share HK$1	100%	Loan finance

All the above subsidiaries are indirectly held by the Company.

34. Major non-cash transaction

During the year ended 30 June 2009 and 30 June 2010, construction costs of HK$103,045,000 and HK$419,025,000 respectively included by the Group in the proportionate share were unpaid and accrued in other payables, accruals and deposits received as at year end.

During the year ended 30 June 2009, property and equipment of HK$14,124,000 were disposed of by the Group and the sale consideration of HK$14,124,000 was included in the other receivables, deposits and prepayments as at year end.

During the year ended 30 June 2010, the jointly controlled entities of the Group provided construction service for the toll expressways of HK$1,520,870,000 (2009: HK$1,215,977,000) in return for the concession intangible assets.

35. Operating leases

The Group as lessee

	2009 HK$'000	**2010** **HK$'000**
Minimum lease payments paid under operating lease during the year:		
Premises	–	**1,445**

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2009 HK$'000	**2010** **HK$'000**
Within one year	–	**1,445**

36. Capital commitments

As at 30 June 2010, the Group had agreed, subject to approval of relevant authorities, to make additional capital contributions to West Route JV for development of Phase II West of approximately RMB402,500,000 (2009: RMB402,500,000).

As at 30 June 2010, the Group had outstanding commitments to make capital contributions to West Route JV for development of Phase III West of approximately RMB784,000,000 (2009: RMB980,000,000).

As at 30 June 2010, GS Superhighway JV and West Route JV had outstanding commitments 48% and 50% proportionately shared by the Group respectively in respect of the acquisition of property and equipment, and construction of Phase III West contracted but not provided for totalling approximately HK$1,331,155,000 (2009: HK$520,766,000).

37. Pledge of assets

As at 30 June 2010, certain assets of the jointly controlled entities of the Group were pledged to banks to secure banking facilities granted to the jointly controlled entities. The carrying amounts of these assets proportionately shared by the Group are analyzed as follows:

The Group

	2009 HK$'000	**2010** **HK$'000**
Concession intangible assets, and property and equipment *(note)*	7,262,020	**7,022,748**
Inventories	2,262	**1,877**
Other receivables, and deposits and prepayments	72,336	**63,003**
Bank balances and deposits	118,927	**122,119**
	7,455,545	**7,209,747**

Note: As at 30 June 2009, the toll expressway of GS Superhighway JV and 26% of the toll expressway and the land use rights of West Route JV in respect of Phase I West, collectively classified as concession intangible assets, together with the toll collection rights of GS Superhighway and 26% of the toll collection rights of Phase I West were pledged to banks to secure banking facilities granted to the respective jointly controlled entity. As at 30 June 2010, the toll expressway of GS Superhighway JV classified as concession intangible assets and certain bank balances and deposits of West Route JV in respect of Phase I West, together with the toll collection rights of GS Superhighway and Phase II West, and 53.4% of the toll collection rights of Phase I West were pledged to banks to secure banking facilities granted to the respective jointly controlled entity.

38. Related party transactions

Amounts due by and from related parties are disclosed in the consolidated statement of financial position and relevant notes. During the year ended 30 June 2010, the Group paid rentals, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$1,771,000 (2009: HK$3,057,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	Nature of transaction	2009 HK$'000	2010 HK$'000
Joint venture partner of the GS Superhighway JV	Reimbursement of operating expenses	1,116	**1,738**
	Dividend paid and payable	–	**1,395,598**
Joint venture partner of the West Route JV	Dividend paid and payable	21,565	**28,295**

The registered capital amounting to HK$702,000,000 previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture, in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702,000,000 when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Compensation of key management personnel

The remuneration of key management personnel who are all directors of the Company is disclosed in note 10.

39. Guarantee

The revolving credit and term loan facilities of the Company's wholly-owned subsidiary in the aggregate amount of HK$3,600,000,000 are guaranteed by the Company. The Company controls the utilization of the facilities. As at 30 June 2009 and 2010, the subsidiary had not utilized any part of such facilities.

40. Event after reporting period

On 13 July 2010, the Company issued RMB1,380,000,000 corporate bonds, due in July 2012, to institutional investors. The bonds carry an interest rate of 2.98% per annum, with the interest being payable semi-annually.

41. Approval of financial statements

The consolidated financial statements on page 66 to 116 were approved and authorized for issue by the Board of Directors on 31 August 2010.

Glossary

"Adoption Date"	25 January 2007, the date of the adoption of the Award Scheme by the Board
"Award Scheme"	The share award scheme adopted by the Board on 25 January 2007
"Board"	the Board of Directors of the Company
"CG Code"	the Code on Corporate Governance Practices
"Company" or "HHI"	Hopewell Highway Infrastructure Limited
"Coastal Expressway"	Guangzhou-Shenzhen Coastal Expressway
"Director(s)"	Director(s) of the Company
"DTT"	Deloitte Touche Tohmatsu
"EBITDA"	earnings before interest taxation depreciation and amortization
"ESW Ring Road"	Guangzhou East-South-West Ring Road
"GDP"	Gross Domestic Product
"GPCG"	Guangdong Provincial Communication Group Company Limited 廣東省交通集團有限公司
"Group"	the Company and its subsidiaries
"GS Superhighway"	Guangzhou-Shenzhen Superhighway
"GS Superhighway JV"	Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited, the joint venture company established for the GS Superhighway
"HHL"	Hopewell Holdings Limited
"HHL Shares"	Ordinary Shares of HHL
"HK$" or "HK Dollar"	Hong Kong Dollars
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"HZM Bridge"	the Hong Kong-Zhuhai-Macau Bridge
"JCE/JCEs"	the jointly controlled entity/entities
"Lady WU"	Lady WU Ivy Sau Ping KWOK
"Listing Rules"	the Rules Governing the Listing of Securities on Stock Exchange
"Macau"	the Macau Special Administrative Region of PRC
"Mainland China"	PRC excluding Hong Kong and Macau
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers

Glossary

"MPF Scheme"	The mandatory provident fund scheme set up by the Group
"Nan Yue"	Guangdong Nan Yue Logistics Company Limited
"Phase I West"	Phase I of Western Delta Route
"Phase II West"	Phase II of Western Delta Route
"Phase III West"	Phase III of Western Delta Route
"PRC" or "China"	the People's Republic of China
"PRD"	Pearl River Delta Region
"RMB"	Renminbi
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sir Gordon WU"	Sir Gordon Ying Sheung WU
"U.S." or "USA" or "United States"	the United States of America
"US$" or "US Dollar"	United States Dollars
"West Route JV"	Guangdong Guangzhou-Zhuhai West Superhighway Company Limited, the joint venture company established for the Western Delta Route
"West Route PRC Partner"	Guangdong Provincial Highway Construction Company Limited 廣東省公路建設有限公司
"Western Delta Route"	the route for a network of toll expressways comprising Phase I West, Phase II West and Phase III West

Corporate Information

Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Alan Chi Hung CHAN
Deputy Managing Director
Mr. Cheng Hui JIA
Mr. Alan Ming Fai TAM
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#
Professor Chung Kwong POON# GBS, JP

Independent Non-Executive Directors

Audit Committee
Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Remuneration Committee
Professor Chung Kwong POON GBS, JP *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary
Mr. Richard Cho Wa LAW

Registered Office
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business
Room 63-02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 0177

Solicitors
Woo, Kwan, Lee & Lo

Auditor
Deloitte Touche Tohmatsu

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 737)

Principal Bankers+
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
The Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Credit Agricole Corporate and Investment Bank
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Everbright Bank Corporation Limited
Chong Hing Bank Limited
Citibank, N.A.
Guangdong Development Bank Co., Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank Co., Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office
HSBC Trustee (Cayman) Limited
P.O. Box 484
HSBC House
68 West Bay Road
Grand Cayman
Cayman Island KY1-1116

Hong Kong Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel: (852) 2862 8555 Fax: (852) 2529 6087

American Depositary Receipt
CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations
Investor Relations Manager
Tel: (852) 2863 4340 Fax: (852) 2861 2068
Email: ir@hopewellhighway.com

Website
www.hopewellhighway.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

Financial Calendar

Interim results announcement	4 February 2010
Closure of Register	24 February 2010
Interim dividend payable ***(HK17 cents per ordinary share)***	2 March 2010
Final results announcement	31 August 2010
Closure of Register	13 October 2010 to 20 October 2010 *(both days inclusive)*
Annual General Meeting	20 October 2010
Proposed final dividend payable ***(HK15 cents per ordinary share)***	21 October 2010



Hopewell Highway Infrastructure Limited

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 0177
Website : www.hopewellhighway.com